2003 ANNUAL REPORT


FRANKLIN
HUDSON
BAY

GARMIN.

TABLE OF CONTENTS

2003 HIGHLIGHTS

Delivered 16 new products

Revenue of $573M, up 23%

Net income of $178.6M, up 25%

Joined the NASDAQ-100 Index®

Acquired UPS Aviation Technologies Inc., a leading avionics supplier

Began major facility expansion in Olathe, Kansas

G1000™ glass cockpit selected by leading aircraft manufacturers

Expanded distribution through new retail outlets

TO OUR SHAREHOLDERS

From Garmin's early days as a company, when we started with a handful of engineers and big dreams for the future of GPS, we have focused on building relationships while making the best products possible. Because of the consistent support of our investors, distributors, dealers, customers and suppliers, along with the dedicated service of our associates, Garmin achieved our thirteenth consecutive year of revenue growth in 2003.

And from the look of things at our Olathe, Kansas facility, it's obvious that we are preparing for continued growth. Our just-completed warehouse, which is three times the size of our current warehouse, will soon be bustling with activity as we expand our operations and increase our capacity to serve Garmin customers around the world. The remainder of this $60-million dollar expansion will be completed in the fall of 2004 and includes an 8-story office building that will house engineering R&D and a customer call center.

Amidst all the activity on our physical structures, we have been hard at work on the inside — designing new, innovative products and expanding our distribution channels. Highlights of the year included completing our first turnkey acquisition of a company, introducing our first PDA product and pioneering wearable GPS-enabled personal fitness technology. Our commitment to growing our business while generating profits is evidenced by consistent increases in revenue and net income. And in June of 2003, we retired all of the company's long-term debt, which totaled approximately $20 million dollars.

In 2003, we continued our efforts to hire the best and brightest associates. Our acquisition of UPS Aviation Technologies (now Garmin AT) added 150 skilled aviation pros to our staff. The addition of their talent base and technology leadership will allow us to devote more resources toward certification efforts on our groundbreaking G1000 glass cockpit integrated avionics suite while continuing to develop new avionics products. We hired an additional 100 engineering associates in 2003, which will greatly enhance our ability to carry out various R&D projects.

While last year was a period of investing in resources to support the company's growth, 2004 will be a year where we roll up our sleeves and make the most of those resources while continually growing our workforce and capabilities. Maintaining Garmin's leadership position depends on designing cutting-edge products to serve our existing general aviation and consumer markets as well as new markets for GPS-enabled devices. To that end, we are currently working on our most aggressive new product introduction plan in Garmin's history.

Our satisfaction in the past year's accomplishments is matched only by our enthusiasm for what lies ahead. Through the pages of this report, we hope you will get a sense for our commitment to developing superior products that touch people's lives.

Gary L. Burrell, Co-Chairman

Dr. Min H. Kao, CEO & Co-Chairman





PRODUCTS FOR AN ACTIVE WORLD



CONSUMERS ARE BECOMING MORE RELIANT ON MOBILE DEVICES TO HELP THEM GO PLACES, AND GARMIN PROVIDES THE KINDS OF PRODUCTS AND SERVICES THEY NEED.



No other year in Garmin's 14-year history better fit our mission to design products for an active world than 2003. We're expanding our product line beyond our traditional market segments by introducing products for the large consumer electronics category. Two of Garmin's newer products ideally suited for mobile electronics customers are the iQue™ 3600, the world's first Palm OS®-based PDA organizer with fully integrated GPS, and the Forerunner™ 201, a wearable personal training device targeting runners and other active people.

Garmin designs, manufactures and markets navigation, communication and information devices, many of which are enabled by GPS (Global Positioning System) technology. GPS uses satellites to locate a user's position, display it on an electronic map and provide guidance to other locations on earth. We carry out our operations through facilities in the United States, Europe and Asia. Garmin is a leader in the general aviation and consumer markets with products serving aviation, marine, recreation, automotive, mobile electronics and wireless applications.

Garmin again experienced revenue growth in fiscal year 2003 — its thirteenth consecutive year of such growth. Total revenues were $573 million, up 23 percent from the previous year. Consumer revenues held strong with an increase of 29 percent over 2002 totals. In the aviation segment, Garmin's revenues were up 5 percent. While the general aviation industry as a whole is still down, Garmin remains an avionics leader in this industry and we continue to grow our sales and market share. Total unit sales across all product categories were 2.1 million, an increase of 33 percent over the previous year. We introduced and delivered to market 16 new products in 2003.



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N E W   P R O D U C T S ,   N E W   O P P O R T U N I T I E S



Garmin has changed the face of general aviation avionics again with the introduction of its groundbreaking G1000 glass cockpit avionics suite. The G1000, which is currently in the final stages of certification, integrates all primary flight, navigation, communication, engine and sensor data. The system's revolutionary design replaces most of the analog gauges and separate modules found on typical panels with large 10- or 15-inch color displays that give pilots exceptional situational awareness. Also in 2003, Garmin announced the addition of Traffic Information Services (TIS) to the previously introduced GTX 330 transponder. Garmin was the first avionics manufacturer to receive FAA certification for a TIS-enabled product. The GTX 330 allows pilots to receive in-flight traffic updates giving them the location, direction and altitude of nearby aircraft. We also expanded our product line through our acquisition of avionics manufacturer UPS Aviation Technologies (now Garmin AT).



One of the most notable products that will now be produced under the Garmin name is the CNX80, the industry's first integrated avionics system to be certified by the FAA for primary means navigation using the Wide Area Augmentation System (WAAS). Another product that compliments the CNX80 as well as our existing GNS 430 and 530 systems is the MX20, a large multi-function display that interfaces with onboard weather radar, traffic and datalink systems. Other products that have been added to our general aviation lineup include the SL30 nav/comm and SL40 comm transceiver.





PRODUCTS WITH TOUCH SCREEN AND REMOTE CONTROL



Product introductions in the consumer segment brought several "firsts" for Garmin. The StreetPilot® 2610 and 2650 were Garmin's first automotive navigation products offering touch screen and remote control capabilities. They build on the success of the popular StreetPilot III series with the addition of enhanced navigation features and user operations plus faster processing speeds. These advances position our portable automotive products as exceptional alternatives to built-in navigation systems. The StreetPilot 2650 adds dead reckoning capabilities, which means the unit continues to provide position information even if the GPS signal is lost in areas with tall buildings and tunnels. Another new development in the automotive category was our introduction of the GVN 50 into the Asian market. The GVN 50 is a black box in-car navigation system driving onboard LCD displays. It comes with an infrared remote control and offers essentially the same navigation capabilities as the StreetPilot 2610.





PDA FUNCTIONS WITH GPS NAVIGATION





One of our most significant product releases to date in terms of market opportunity and innovation was the iQue 3600. This Palm OS-based PDA seamlessly integrates full-featured PDA organization with proven GPS navigation. This integration allows users to be reminded of an appointment, view the location on a color map, and get turn-by-turn directions and voice prompts to the front door. The iQue 3600 also features an MP3 player and a voice recorder. In addition to generating enthusiastic response from customers, dealers and the tech industry in general, the iQue 3600 received several prestigious awards, including the "Best of Innovations" award in the mobile office category at the 2003 International Consumer Electronics Show. In this competition, iQue won acclaim for its form, function, value and marketability. It also received an Editor's Choice award from C/NET.com, a site that reviews thousands of electronics products and provides buying recommendations to site viewers.




GARMIN
00:19:35
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OPTIMUM TRAINING AND PERFORMANCE DATA USING GPS TO CALCULATE SPEED, DISTANCE AND PACE



Another first for Garmin, the Forerunner 201, signaled our entrance into the personal fitness category. Forerunner is a wrist-top personal training device designed for runners and other fitness-minded people. Forerunner provides optimum training and performance data because it uses GPS to calculate speed, distance and pace while automatically storing lap histories. Its innovative Virtual Partner™ feature lets users train against a goal they select, and an animated runner shows if the user is ahead or falling short of the goal. Thanks to its integrated GPS functions, Forerunner can show users how to get back home when they take on a new route.



In the area of outdoor recreational products, Garmin introduced the Geko™ line of ultra-light, basic GPS receivers designed for novice GPS users. All three models — the 101, 201 and 301 — feature simple operations and basic navigation capabilities at an affordable price. An innovative feature of the 201 and 301, designed to introduce GPS to younger users, is built-in GPS games, which turn the outdoors into a virtual game board. Our long-standing eTrex® series receivers have continued to be a popular choice and accounted for approximately 19 percent of Garmin's total sales in 2003. Some of our dealers are now selling eTrex receivers bundled with Garmin's MapSource® software and other accessories.

Product introductions in the marine category included a new family of fishfinders. The Fishfinder 80 and 120 are entry-level sonar units with simple, intuitive operations. These units offer increased features and capabilities over our previous fishfinders and they have a new look, yet they are priced reasonably for recreational fishermen. For tournament fishermen and others who invest more in their marine electronics, Garmin also delivered higher-end products with advanced features and displays, like the Fishfinder 320C. This unit, which comes in single- or dual-frequency configurations, has an exceptional sunlight-readable color screen.


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Garmin released several new cartography products that provide additional mapping detail for our GPS navigators and chartplotters. Our new line of U.S. TOPO 24K CDs provides detailed topographic coverage of U.S. national parks. We've also continued to expand our offshore marine coverage with updates to our BlueChart® cartography. BlueChart has earned a reputation among customers and dealers as a leading source of offshore marine cartography, and it often drives customers' new plotter purchases.


GARMIN



GROWING GARMIN'S PRESENCE

Garmin's evolution as a leading brand in the markets we serve is due in large part to the strength of our dealer and distributor network around the world. We support them in turn by rolling out new, innovative products and offering tailored promotional programs that will bring more customers through their doors. On a global scale, we are continuing to expand our distributor network into new countries and territories with significant potential demand for our products. In 2003, revenue was up in all geographic regions with Europe experiencing the largest gain of 29 percent. North America revenue increased 22 percent and Asia revenue was up 11 percent compared to 2002.

Building relationships with dealers, distributors and OEMs (original equipment manufacturers) is an important element of our marketing efforts. In the general aviation market, we have been working alongside leading aircraft manufacturers throughout the development of our G1000 glass cockpit system. Both Cessna Aircraft Co. and Diamond Aircraft selected the G1000 to go onboard several of their aircraft, including the all-new Cessna Citation Mustang jet, which is currently in development. This announcement was significant as the Mustang is considered the premiere new compact business jet and already has solid market acceptance. It also signals Garmin's entrance into the jet market. The G1000 will be offered as an option on four of Cessna's single-engine aircraft and as the standard on Diamond single-engine and twin-engine aircraft. Since the G1000 announcement in 2003, both Diamond and Cessna have reportedly sold out of their planned 2004 production of G1000-equipped aircraft and may increase production.

We also have several OEM partners that continue to install Garmin GNS 430 and 530 avionics on their aircraft. These partners include Cessna, Cirrus Design, EADS Socata, Mooney Aircraft, New Piper Aircraft, Pilatus and Raytheon Aircraft. The avionics package installed on most of these planes is the Garmin "stack," which integrates VHF communications, instrument landing system (ILS), variable omni range (VOR), GPS-derived color navigation system, transponder, marker beacon and audio panel.

In our consumer segment, we are benefiting from increased awareness and acceptance of GPS. Past marketing and distribution centered on more specialized users such as pilots, hunters, boaters, fishermen and hikers. In 2003, we devoted more marketing efforts on a national scale to reach potential customers in the mobile consumer electronics category. The iQue 3600 media relations campaign generated reviews from top technology writers for publications such as the *Wall Street Journal, USA Today* and the *New York Times* and landed showings in broadcast tech reviews on Good Morning America, Tech TV, CNN and more. The iQue 3600 media plan included a significant national print ad campaign as well as television commercials on CNN and ESPN that aired during the holiday buying season. The increased media exposure paid off as we exceeded our initial sales projections in the fourth quarter of '03. Millions of viewers were also exposed to the Garmin brand through commercials for the StreetPilot 2610.


GARMIN
Mayday

iQue 3600 television commercial

We stepped up our in-store presence in 2003 with new consumer-oriented displays in large retail stores like Target and Office Max as well as displays in more specialized outlets like the L.L. Bean flagship store and West Marine stores around the country. Leading U.S. retailers include Bass Pro, Best Buy, Boater's World, Cabela's, Circuit City, Dick's Sporting Goods, Gart Sports, REI, Target, Wal-Mart and West Marine. New additions to our retailer family for 2003 were Office Max and Radio Shack.



On the marine side, Garmin fishfinders and chartplotters are showing up on more and more boats, thanks to relationships we've forged with some of the leading boat manufacturers. In 2003, we signed agreements with more than 20 new boating OEMs. Some install Garmin electronics as standard and others offer our equipment as an option. Boat styles range from recreational and bass boats in the freshwater market to yachts, cruisers, jet boats and other models in the offshore market. Also in 2003, Garmin was named the official electronics sponsor of the Wal-Mart FLW Tour for 2004 and 2005. This partnership puts Garmin marine electronics in the hands of some of the nation's best anglers while exposing millions of people to our products through various program venues. Garmin is also a returning sponsor of FLW's five other tournament trails.



INVESTING IN PEOPLE AND RESOURCES

2003 was a year of significant investment in Garmin's future on several fronts. We added over 400 new employees, bringing total employment among the U.S., U.K. and Taiwan offices to 2,021 as of December 31, 2003. Of the new hires, over 100 were in engineering. Our acquisition of UPS Aviation Technologies in August added 150 associates, including 50 skilled aviation engineers. The acquired company, now called Garmin AT, operates as a wholly owned subsidiary of Garmin International and continues operations in Salem, Oregon. Garmin AT is known for its leadership in the development of Automatic Dependent Surveillance Broadcast (ADS-B) technology. This partnership will allow Garmin to offer new products that leverage the technology, creativity and resources of the combined organization.

As the company grows, safeguarding our technologies becomes even more important. Last year, Garmin obtained 37 U.S. patents, bringing our total patent count as of December 31, 2003, to 134 with an additional 145 pending. With employee numbers rising and positions yet to fill, Garmin initiated a $60-million dollar expansion of our Kansas facility in 2003. The expansion will triple our warehouse space and increase office space from the current 200,000 to nearly 650,000 square feet. Currently under construction, Garmin's new 8-story office building is being designed as a state-of-the-art R&D center to accommodate engineering and a customer call center. It will also house an auditorium that will allow Garmin to host large dealer meetings and other events.



Garmin's growth has also necessitated changes to our business operating system. We are currently implementing Oracle's E-Business Suite, our new Web-based business management system. Training and pilot test programs were conducted throughout 2003 to ensure a smooth transition. A highlight of the Oracle ERP (Enterprise Resource Planning) system is that it will allow for a high level of integration among Garmin's major business entities in Taiwan, Europe and the United States. In addition, Oracle offers state-of-the-art call routing and e-mail functions that will aid our ability to serve customers. Oracle implementation is scheduled for completion in the first half of 2004.

MEASURES OF QUALITY

As a technology-driven company, product integrity has always been a top priority at Garmin. Several years ago, we solidified our commitment to quality by undergoing rigorous quality audits of our manufacturing facilities in Olathe, Kansas and Shijr, Taiwan. The Kansas facility has achieved and maintained its ISO 9001:2000 registration, which is an international standard for quality management. All panel-mount aviation products are designed and manufactured there under a strict FAA-approved quality system. Garmin's Taiwan facility also adheres to stringent standards for its ISO 9001:2000 and QS 9000 registrations. QS 9000 is the quality management standard in the automotive industry. Accredited registrars periodically audit Garmin's Kansas and Taiwan operations to ensure continued compliance with these international quality standards. Garmin's own internal quality assurance organization also continually monitors processes in an effort to push the level of quality ever higher.

Another aspect of Garmin's quality system is our practice of vertical integration, which involves performing nearly all stages of design, manufacturing and marketing in-house. This business structure allows us to control the entire development process and maintain a high level of quality. We believe insourcing also allows Garmin to be more responsive in the ever-changing marketplace — a key advantage particularly when working with OEM partners who have their own timelines and standards to meet.

Just as important as the performance of our products is our performance as a company. Garmin's mission statement reinforces our belief in developing superior products with lower cost of manufacturing and sufficient profits to support company growth. We believe that when Garmin succeeds, so will our customers, suppliers, distributors, employees and shareholders. Our adherence to this mission is evidenced by 13 consecutive years of growth. Another sign of Garmin's fiscal responsibility was the retirement of all the company's long-term debt last June. In 2003, the financial community acknowledged the company's performance by including Garmin on the NASDAQ-100 Index.

NASDAQ-100®

GROWTH INITIATIVES FOR 2004

As we look to the future, we are reminded that advancing Garmin's position as a leader in the markets we serve depends on maintaining relationships while creating superior products. Expansion of our engineering design, manufacturing and product support staff will allow us to better serve our customers, suppliers, distributors, employees and investors through aggressive introduction of new products in 2004. These product introductions will be supported through extensive national and international media advertising.

In aviation, we believe that Garmin's G1000 is on the cutting edge of integrated cockpit technology. We will continue to certify the G1000 integrated cockpit system on a range of new aircraft spanning piston singles to twinjets. New G1000 system components and refinements will be introduced as we optimize the functionality for each aircraft manufacturer's models. We will also continue to develop an expanding range of innovative new products for retrofit applications. Garmin recently introduced the GPSMAP® 296 – a portable device with a vivid 256-color display featuring terrain mapping with cautions and alerts, a built-in obstacle database of the U.S., Jeppesen airport and navigation data and much more. It also has the flexibility to display our marine and street-level maps and provides turn-by-turn automotive route guidance.



In the consumer segment, heightened awareness of the utility of GPS and the increasing popularity of mobile devices such as PDAs allows for the convergence of our GPS navigation capabilities with other technologies. Examples of this integration include the iQue 3600, which combines a Palm OS-based PDA with GPS and the Rino®, which merges a Family Radio Service (FRS) 2-way radio with GPS. These and other product lines will be expanded to offer more advanced feature sets.

In the automotive category, Garmin is working on products with true "out-of-the-box" operation. The recently introduced StreetPilot 2620 has a preprogrammed hard drive that stores detailed maps for the entire U.S. and Canada or Europe, which eliminates the need to download data to the unit or to provide removable data cards. We are also continuing our pursuit of relationships with automotive and motorcycle OEMs to deliver customized navigation solutions. Building on our relationship with BMW Motorcycles, we have adapted our technology to create the BMW Motorrad Navigator® II. It features an advanced mount with left-handed buttons and comes with a large 512 megabyte CompactFlash® card for map storage.





AN EXPANDING RANGE OF PRODUCTS FEATURING BOLD COLOR DISPLAYS AND MULTISENSOR CAPABILITIES



Garmin made waves in the marine industry recently with the announcement of an integrated high-speed marine network that's currently in development. The hub of the system is a waterproof Ethernet switch that allows users to network multiple chartplotters, video displays, sonar, weather and radar sensors and more. The network includes the GPSMAP 3000 series plotters, which offer enhanced display options and configurability plus voice prompts and optional remote control. An advanced feature of the Garmin marine network is a weather data/audio receiver that delivers NEXRAD weather data and XM satellite radio entertainment to Garmin chartplotters. When weather data is overlaid on Garmin's exclusive BlueChart cartography, it provides a valuable source of information such as wind patterns, pressure and sea temperature. In our traditional marine line, we plan to introduce an expanding range of products featuring bold color displays and multisensor capabilities.





In the category of GPS handhelds, recent introductions include the GPSMAP 60C and 60CS, which feature bold, sunlight-readable color screens with full-featured navigation for applications on and off the trail. Both units feature long battery life and 56 megabytes of internal memory for storing additional map detail. The 60CS has electronic compass and barometric altimeter features. We also announced the addition of the Rino 130 to our popular line of 2-way radios with GPS. The 130 adds electronic compass and barometric altimeter capabilities and, like the 110 and 120 models, it lets users send and receive GPS positions with other Rino users. Based on a recent FCC ruling, our Rino units now also provide polling of one user's location by another user for enhanced search and rescue operations.



We have been encouraged by enthusiastic market acceptance of the Forerunner 201, a product designed specifically for runners. This was a significant step, and we have developed other wrist-mounted devices for the personal fitness market. Our recently announced Forerunner 101 provides many of the same personal training features as the 201 with alternate battery options. Another new product, Foretrex™ 201, is a wrist-mounted GPS navigator designed to support sports activities like sail racing, hunting, hang gliding, skiing and other activities that require the use of both hands.


FREE MAIL
Dear Garmin,

This letter was received in April 2003, handwritten on a scrap of cardboard from military-issue food supplies. We were touched by this serviceman's efforts to express his thanks, even in the face of limited resources.

While we are grateful for our past success in developing innovative products, our real motivation comes from customers who are putting Garmin units to the test every day. Our customers include military men and women who are serving in the Middle East with guidance by Garmin. We have received poignant testimonials from the field relating specific scenarios where a Garmin GPS provided an extra measure of safety in a hostile environment. Just as moving as their experiences is their faith in our products. Since Garmin is not a direct supplier to the military, many of these troops purchased Garmin units on their own. We have also included a collection of stories from customers who rely on Garmin products in their everyday lives.



DEFEATING THE ENEMY WITH THE HELP OF A GARMIN GPS

I'm an artillery officer in the U.S. Marine Corps who came back from Iraq with a glowing appreciation of Garmin. The best example I have to prove my Garmin eTrex unit's worth was when my unit of six vehicles was ambushed and cut off by several hundred Iraqi Fedayeen Militia. My Commanding Officer was wounded and taken out of the fight immediately, which left me in charge. While the remainder of my Marines are fighting it out from our irrigation ditch, I called on the radio back to my Headquarters Unit with a situational update. Then I grabbed my Garmin GPS and told my unit our exact coordinates and those of the enemy. Thirty seconds later, artillery shells began landing on top of the enemy, allowing us time to medevac my Captain, and bring in much needed assistance from a Marine infantry company. The short story is that we were able to get all our Marines out alive and defeat the enemy because of a handheld Garmin GPS that I picked up at Best Buy. So thank you very much for helping us. I truly believe that we are alive today because of you.

– 1st Lt. Marshall Carroll, 1/11 USMC



GARMIN SAVES AIRCRAFT AFTER ELECTRICAL FAILURE OVER IRAQ

During the war in Iraq, my aircraft had a complete electrical failure. This is extremely rare, but as I found out, possible. I lost all navigation and communication radios. I was lucky enough to have a Garmin GPSMAP 295 onboard. I immediately unplugged the GPS power cable from the aircraft and programmed in the return route back to Kuwait. I had to fly for almost an hour to my airfield and was able to land and recover a multi-million dollar aircraft because of a portable GPS costing $1200.00. The 295 was required for all of our flights, and this was exactly the reason. I became so impressed with these GPS units that I just purchased a StreetPilot 2610 for my wife. I trust them enough to get me home during a war, and now I trust them enough to help my wife.

– R.S., U.S. Army



THERE'S MORE TO THE STORIES

The following excerpts were taken from testimonials submitted by military customers through Garmin's Web site. To read more customer stories, go to www.garmin.com.



I recently returned from my tour in Iraq, and Garmin was with me every step of the way. The Army's version of a GPS is bulky, takes specific batteries, and weighs a ton, so we all bought civilian GPS systems. I really liked the Rino the best because we'd have two-way communications as well as a GPS in the palm of our hands! This is a picture of our driving conditions and why it was so important to have the tracking on, as well as the military grid plugged in. Here are just some of our daily routes we had to drive on. You can barely see where the road is or turns off.

– J. E. G., Jr., 1st Lt., TC, Platoon Leader

Many of my soldiers purchased Garmin products from the PX in Ft. Riley, Kansas with their own hard-earned money prior to our deployment, knowing that, in the desert, these products would possibly come in handy. Turns out it was good preparation.
– Lt. R. M. P., Augusta, KS

Not only do I thank your company for making a product that my son liked so much, but I also thank you for supplying the tool that very well may have saved his life.
– J.N.

My best friend and former teammate from the U.S. Marines has recently returned safely from Iraq. Prior to departing the country, he and a couple of other operators in the unit decided to invest in your Rino 120. I asked him how he liked the Rino and all he could say was "this is the best piece of equipment that I should have been issued." I know that the use of this GPS played a fundamental role in the safe return of not only my friends, but of all 65 who deployed in the unit. I hope that your company realizes what a profound impact this has had on so many levels; to the service members who risk their lives, to the friends and family who sit and await a safe return.
– D.F.



I just returned from a 3-month tour in the Middle East, serving with the U.S. Marine Corps in Kuwait and also in Iraq. I purchased your Garmin Rino 120 just before leaving on the advice of a friend. Your product truly saved American lives and is an integral tool used in the war against terrorism.
– J.C., USMC

During an operation to capture weapons smugglers, we used Rinos to move between observation posts, create cache points, and even record the coordinates of some foxholes that were found. The Rino quickly became our communications equipment of choice while on foot since it was reliable, updated the map on its own, and saved almost 30 pounds of gear.
– 1st Lt. E. M., "Ice" Platoon



In addition to the inspiring testimonials we receive from service men and women, we get letters from customers around the world who want to share their experiences with Garmin products. We hope that all of these testimonials — from customers who use our products in extraordinary or ordinary ways — help illustrate how Garmin's technology touches lives around the world.

IQUE HELPS PROVIDE QUICK RESPONSE FOR CRASH VICTIMS



Last week, I was at Gulf Shores, Alabama sailing and trying out my new Garmin iQue 3600. I have used a Palm Pilot and Garmin GPS III as separate units for years, but really liked the idea of combining these two functions into one unit. On Friday, as I was driving home to Birmingham, I saw a two-vehicle wreck as it was happening. I immediately pulled over and went to assist. A young girl, about 12 years old, was thrown from one of the vehicles. One person was already on the cell phone talking to the 911 operator, when a blank look suddenly came over his face. I heard him say "I don't know." Then he yelled out, "Does anyone know where we are?" I was able to say "Yes." I then turned on the iQue GPS and then pulled up a map that showed me the exact spot and mile marker. He was able to tell the operator our exact location so they could dispatch the closest emergency assistance. Within minutes, a small-town volunteer fire department, state trooper and ambulance arrived to assist. Thanks to the ready accessibility of the Garmin GPS and the accurate location info, these people were able to get prompt medical attention.
– C. S.

AIRLINE PILOT ENJOYS HIS FORERUNNER

I have had my Forerunner since Christmas, and I absolutely love it. It is the best training tool I have used yet. I run 4-5 times a week, and once the snow goes, I'll be road and mountain biking 3-4 times a week as well. The Forerunner gives me all the information I need. I am an airline pilot, so I spend a lot of time in different cities in North America. With the Forerunner, I never have to worry about getting lost on new runs, and I never have to guess my distance. It brings my triathlon training to a new level. I really like the 13-hour rechargeable battery and the distance alert and virtual training partner features. The Garmin name, reputation, features, and price were enough to make me choose the Forerunner.
– T. B., Dartmouth, Nova Scotia, Canada

FORERUNNER HELPS HIM TRAIN AGAINST 'FRED THE LOSER'


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I have been using a competitor's time and distance device for one year and recently upgraded to a Garmin Forerunner 201. I run 4 days a week and, thanks to the accuracy of my Forerunner, I have been training with it now for several months. We just completed our first marathon together, and I was able to use it to assist me in keeping the pace I was aiming for. It is very easy to use, and rain has no effect on the instrument. It can be fitted over running tops, and it's small and light enough that you hardly know you are wearing something on your wrist. I really love racing against my virtual friend, whom I call "Fred the Loser."

– J. P. in Texas

GPS V LEADS THE WAY TO 'HAPPILY EVER AFTER'

My story dates from November 1 last year, but it's still fresh in my mind. I bought the GPS V in Brussels, Belgium. I bought it because my girlfriend and I went on a weekend trip to Kent, England. This precise area is known for its great castles and scenery. I offered this weekend to Françoise because I wanted to ask her for marriage. So, well prepared and with a diamond ring hidden in my trunk, we went off to what was a weekend I will never forget. Impressed by the performance of my new GPS, we traveled to Haslemere and were guided through the narrow roads of England's most beautiful places. I had not decided were I would ask her "the question." Then it popped into my mind that I wrote about a garden, one of the most romantic castle gardens in the UK, Scotney Castle. I only had no clue how to get there. To my surprise, the castle was listed in the GPS V unit's database. I did a "go to," fastest time ... and we arrived. To make a long story short, the answer was "yes," and we got married on the 16th of May. Honeymoon in France accompanied by my new wife and our GPS V.

– T. H., Brussels



The customer stories in this collection were voluntarily submitted by mail or through the Garmin Web site. All customers have given us permission to publish their stories so that others can relive their adventures in GPS.

Book Value per Share


$8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0
1.95
3.63
4.19
5.57
6.88
1999
2000
2001
2002
2003

2003 Stock Price Return vs. NASDAQ & S&P 500


200%
180
160
140
120
100
80
60
40
percent return
Garmin
NASDAQ
S&P 500
Jan 2
Mar 2
Jun 2
Sep 2
Dec 2

Diluted EPS


$1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
0
0.64
1.05
1.05
1.32
1.64
1999
2000
2001
2002
2003

R & D Expenditures


$45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
in millions
17.3
21.8
28.2
32.2
43.7
1999
2000
2001
2002
2003

Return on Equity


40%
35
30
25
20
15
10
5
0
percent return
33.0
28.9
25.0
23.7
23.8
1999
2000
2001
2002
2003

Revenue and Net Income


$600
550
500
450
400
350
300
250
200
150
100
50
0
in millions
Revenue
Net Income
232.6
345.7
369.1
465.1
573.0
64.2
105.7
113.4
142.8
178.6
1999
2000
2001
2002
2003

Market for the Company's Common Shares and Related Shareholder Matters

The Company's common shares have traded on the Nasdaq National Market under the symbol "GRMN" since its initial public offering on December 8, 2000 (the "IPO"). As of March 1, 2004 there were 174 shareholders of record.

The range of high and low closing sales prices of the Company's common shares as reported on the Nasdaq Stock Market for each fiscal quarter of fiscal years 2003 and 2002 was as follows:

	Year Ended December 27, 2003		Year Ended December 28, 2002	
	High	Low	High	Low
First Quarter	$36.89	$28.08	$22.92	$18.76
Second Quarter	$50.26	$35.05	$24.19	$21.80
Third Quarter	$46.61	$36.25	$21.90	$18.10
Fourth Quarter	$56.01	$41.68	$30.33	$18.00

One dividend has been paid since the IPO. The Board of Directors declared a cash dividend of $0.50 per common share to shareholders of record on December 1, 2003 which was paid on December 15, 2003. The Board of Directors currently anticipates declaring and paying annual cash dividends in similar amounts in the future subject to continuation of favorable tax treatment for dividends, evaluation of the Company's level of earnings, balance sheet position and availability of cash.

Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 27, 2003 and December 28, 2002 and the selected consolidated statement of income data for the years ended December 27, 2003, December 28, 2002 and December 29, 2001 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in Item 8 of this annual report on Form 10-K. The selected consolidated balance sheet data as of December 29, 2001, December 30, 2000, and December 25, 1999 and the selected consolidated statement of income data for the years ended December 30, 2000 and December 25, 1999 were derived from the Company's audited consolidated financial statements, not included herein.

The information set forth below is not necessarily indicative of the results of future operations and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in Items 7 and 8 in Part II of this Form 10-K.

	Years Ended (1)				
	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Net sales	$572,989	$465,144	$369,119	$345,741	$232,586
Cost of goods sold	242,448	210,088	170,960	162,015	105,6547
Gross profit	330,541	255,056	198,159	183,726	126,932
Operating expenses:					
Selling, general and administrative	59,835	45,453	38,709	32,669	27,063
Research and development	43,706	32,163	28,164	21,764	17,339
Total operating expenses	103,541	77,616	66,873	54,433	44,402
Operating income	227,000	177,440	131,286	129,293	82,530
Other income, net (2), (3)	(1,057)	5,294	20,749	11,629	1,602
Income before income taxes	225,943	182,734	152,035	140,922	84,132
Income tax provision	47,309	39,937	38,587	35,259	19,965
Net income	$178,634	$142,797	$113,448	$105,663	$64,167
Net income per share:					
Basic	$1.65	$1.32	$1.05	$1.05	$0.64
Diluted	$1.64	$1.32	$1.05	$1.05	$0.64
Weighted average common shares outstanding:					
Basic	108,011	107,774	108,097	100,489	100,000
Diluted	108,902	108,201	108,447	100,506	100,000
Cash dividends per share (4)	$0.50	$0.00	$0.00	$0.29	$0.13
Consolidated Balance Sheet Data (at end of Period):					
Cash and cash equivalents	$274,329	$216,768	$192,842	$251,731	$104,079
Marketable securities	$221,447	$245,708	$131,584	$0	$0
Total assets	$856,945	$705,888	$538,984	$463,347	$250,090
Total debt (5)	$0	$20,000	$32,188	$46,946	$27,720
Total stockholders' equity	$749,690	$605,499	$453,969	$365,239	$194,599

(1) Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31.

(2) Other income, net mainly consists of interest income, interest expense and foreign currency gain (loss).

(3) Includes $6.7 million of foreign currency gains losses in 2003, $0.0 million, 11.6 million, and $7.0 million of foreign currency gains in 2002, 2001, and 2000 respectively, and $1.5 million of foreign currency losses in 1999.

(4) A cash dividend of $0.50 per share was paid on December 15, 2003 to shareholders of record on December 1, 2003. There were no cash dividends issued during 2002 or2001. Dividends paid in 2000 and 1999 are adjusted for the 1.12379256 for 1 stock split of our common shares, effected through a stock dividend on November 6, 2000.

(5) Total debt consists of notes payable and long-term debt.

(6) Net income per share in 2000 and 1999 are adjusted for the 1.12379256 for 1 stock split of our common shares, effected through a stock dividend on November 6, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Form 10-K. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto and the independent auditor's report thereon), the description of our business, all as set forth in this Form 10-K, as well as the risk factors discussed below (the "Company-Specific Trends and Risks").

As previously noted, the discussion set forth below, as well as other portions of this Form 10-K, contains statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, the Company-Specific Trends and Risks. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We do not undertake to update any forward-looking statements in this Form 10-K.

The Company's fiscal year is a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2000 contained 53 weeks compared to 52 weeks for fiscal years 2003, 2002 and 2001. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we," "us," "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Unless otherwise indicated, dollars are in thousands.

Overview

We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System, or GPS, technology. We operate in two business segments, the consumer and aviation markets. Both of our segments offer products through our network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. Our consumer segment includes portable GPS receivers and accessories for marine, recreation, land and automotive applications sold primarily to retail outlets. Our aviation products are portable and panel-mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 23% since 1996 and our net income has increased at a compounded annual growth rate of 34% since 1996. The vast majority of this growth has been organic; only a very small amount of new revenue occurred as a result of the acquisition of UPS Aviation Technologies in 2003, and this acquisition had no significant impact on net income for that year.

Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The functional currency of our European operations is the U.S. dollar (effective in 2001) and the functional currency of our Asian operations is the New Taiwan Dollar. Minimal transactions of our European operations are now denominated in British Pounds Sterling or the Euro. We experienced $(6.7) million, $0.0 million, $11.6 million, $7.0 million, and $(1.5) million in foreign currency gains (losses) during fiscal years 2003, 2002, 2001, 2000, and 1999, respectively. To date, we have not entered into hedging transactions with the European Dollar, the British Pound Sterling or the New Taiwan Dollar, although we may utilize hedging transactions in the future.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company records estimated reductions to revenue for customer sales programs returns and incentive offerings including rebates, price protection, promotions and other volume-based incentives. The reductions to revenue are based on estimates and judgements using historical experience and expectation of future conditions. Changes in these estimates could negatively affect the Company's operating results. These incentives are accrued for on a percentage of sales basis and reviewed periodically. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Warranties

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in decreased gross profit.

Inventory

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Investments

Investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in stockholders' equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

Testing for impairment of investments also requires significant management judgement. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgement elements. The discovery of new information and the passage of time can significantly change these judgements. Revisions of impairment judgements are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment.

Income Taxes

While no valuation allowance has been recorded, it is the Company's policy to record a valuation allowance to reduce its deferred tax assets to an amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Stock Based Compensation

The Company distributes a small number of stock options each year as part of the Company's compensation package for employees. Employees with certain levels of responsibility within the Company are eligible for stock option grants, but the granting of options is at the discretion of the Compensation Committee of the Board of Directors and is not a contractual obligation. Stock compensation plans are discussed in detail in Note 11 of the Notes to Consolidated Financial Statements.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our global dealer and distributor network and to original equipment manufacturers. We recognize sales when products are shipped. Our sales are largely of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours.

Net sales are subject to some seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer marine season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Gross Profit

The most significant components of our cost of goods sold are raw materials, labor and depreciation. Raw material costs, which are our most significant cost item, have come down slightly as a percentage of sales in recent years, as we have negotiated lower raw material costs with our key suppliers. As a result, gross profit has improved somewhat as a percentage of sales when compared with prior years.

In 2000, we experienced upward pricing pressures on our high technology components, but had offset those with efficiencies in our manufacturing processes. We did not experience significant pricing pressure on high technology components in fiscal 2001 and fiscal 2002. We experienced upward pricing pressures on our high technology components in late 2003, but offset much of those with efficiencies in our manufacturing processes. Our existing practice of performing the design and manufacture of our products in-house has enabled us to utilize alternative lower cost components from different suppliers and, where possible, to redesign our products to permit us to use these lower cost components. We believe that because of our practice of performing the design, manufacture and marketing of our products in-house, both our Shijr, Taiwan and Olathe, Kansas manufacturing plants have experienced relatively low costs of manufacturing, compared to our competition. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe.

Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of some of our handheld devices sold into the consumer market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation products have decreased due to product mix and market pressures partially offset by the introduction of more advanced products sold at higher prices. In conjunction with the effects of lower labor costs experienced on Taiwan production, the effect of the sales price variability inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing, and other brand building costs;
- accounting and legal costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

Since we plan to increase market penetration in the future, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. We intend to increase advertising and marketing expenses in order to build increased brand awareness in the consumer marketplace, especially as we continue to develop new markets, such as automotive and personal digital assistants (PDA). We also intend to increase our customer call center support as our consumer segment continues to grow. Another cause of increased selling, general, and administrative costs is the continued implementation of an ORACLE Enterprise Resource Planning (ERP) system during fiscal 2004 and associated information system staffing needed to support ORACLE. We anticipate that these increased expenses could impact our financial results in fiscal 2004 and subsequent periods, although it is unclear at this point what the extent of this impact may be.

Research and Development

The majority of our research and development costs represent salaries for our engineers, costs for high technology components used in product and prototype development, and costs of test equipment needed during product development.

We have continued to grow our research and development capabilities since our inception. Substantially all of the research and development of our products is performed in the United States.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We continue to grow our research and development budget on absolute terms. Research and development expenses may also grow at a faster rate when compared to our projected revenue growth for fiscal year 2003.

Customers

No customer accounted for greater than 10% of our sales in the year ended December 27, 2003. Our top ten customers accounted for approximately 25% of net sales. We have experienced average sales days in our customer accounts receivable between 35 and 51 days since 1999. The average sales days in our customer accounts receivable was 51 days as of December 27, 2004.

Income Taxes

We have experienced a relatively low effective tax rate in Taiwan due to lower marginal tax rates and substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments. Therefore, profits earned in Taiwan have been taxed at a lower rate than those in the United States and Europe. As a result, our consolidated effective tax rate was approximately 21% during 2003. We have taken advantage of this tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2008. The current Taiwan tax incentives for which Garmin has received approval will end in 2008. We plan on applying for additional incentives for years beyond 2008 based on capital investments we expect to make in the future. However, there can be no assurance that such tax incentives will be available indefinitely.

Results of Operations

The following table sets forth our results of operations as a percentage of net sales during the periods shown:

	Fiscal Years Ended		
	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	42.3%	45.2%	46.3%
Gross profit	57.7%	54.8%	53.7%
Operating expenses:			
Selling, general and administrative	10.4%	9.8%	10.5%
Research and development	7.6%	6.9%	7.6%
Total operating expenses	18.0%	16.7%	18.1%
Operating income	39.7%	38.1%	35.6%
Other income, net	(0.2%)	1.2%	5.6%
Income before income taxes	39.5%	39.3%	41.2%
Provision for income taxes	8.3%	8.6%	10.5%
Net income	31.2%	30.7%	30.7%

The following table sets forth our results of operations for each of our two segments through income before taxes during the period shown. For each line item in the table the total of the consumer and aviation segments' amounts equals the amount in the consolidated statements of income data included in Item 6.

	Fiscal Years Ended					
	Dec. 27, 2002		Dec. 28, 2002		Dec. 29, 2001	
	Consumer	Aviation	Consumer	Aviation	Consumer	Aviation
	(in thousands)					
Net sales	$ 452,437	$120,552	$ 350,674	$ 114,470	$263,358	$105,761
Cost of goods sold	199,284	43,164	166,130	43,958	130,836	40,124
Gross profit	253,153	77,388	184,544	70,512	132,522	65,637
Operating expenses:						
Selling, general and administrative	47,113	12,722	35,114	10,339	29,018	9,691
Research and development	22,195	21,511	18,863	13,300	18,197	9,967
Total operating expenses	69,308	34,233	53,977	23,639	47,215	19,658
Operating income	183,845	43,155	130,567	46,873	85,307	45,979
Other income, net	(1,144)	87	4,292	1,002	17,204	3,545
Income before income taxes	$182,701	$43,242	$134,859	$47,875	$102,511	$49,524

Comparison of Fiscal Years Ended December 27, 2003 and December 28, 2002

Net Sales

	2003		2002		Year over Year	
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	$ change	% change
Consumer	$ 452,437	79.0%	$ 350,674	75.4%	$101,763	29.0%
Aviation	120,552	21.0%	114,470	24.6%	6,082	5.3%
Total	572,989	100%	465,114	100%	107,845	23.2%

The increase in total net sales during fiscal 2003 was primarily due to the introduction of 16 new products and overall demand for our consumer products. Total consumer and aviation units sold increased 33.0% to 2,066,000 in 2003 from 1,557,000 in 2002. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

The Company's revenues are seasonal, with the fiscal second and fourth quarter revenues meaningfully higher than the first and third fiscal quarters. The revenue increase in second quarter is primarily attributable to the onset of the marine selling season and secondarily Father's Day purchases, and the revenue increase in the fourth quarter is primarily attributable to the traditional holiday selling season. Revenues can also be impacted in any given quarter by the timing of new product introductions.

The increase in net sales to consumers was primarily due to the introduction of 16 new consumer products and overall demand for our consumer products as total units sold were up 33%. It is management's belief that the continued demand for the Company's consumer products is due to the emergence of the GPS market in general, and overall increased consumer awareness of the capabilities and applications of GPS.

The increase in aviation sales for fiscal 2003 was primarily due to increased sales from panel mount products sold into the retrofit market and sales from UPS Aviation Technologies (now Garmin AT, Inc.), which was acquired during the third quarter of 2003. While Temporary Flight Restrictions (TFR's) continue to impact general aviation, the flying community is adapting to these changes and returning to the skies in greater numbers. Should the Federal Aviation Administration (FAA) impose more restrictions, or elect to shutdown U.S. airspace in the future, these factors could have a material adverse effect on our business.

Gross Profit

	2003		2002		Year over Year	
	Gross Profit	% of Net Sales	Gross Profit	% of Net Sales	$ change	% change
Consumer	$ 253,153	56.0%	$ 184,544	52.6%	$68,609	37.2%
Aviation	77,388	64.2%	70,512	61.6%	6,876	9.8%
Total	330,541	57.7%	255,056	54.8%	75,485	29.6%

The increase in gross profit is primarily attributed to the introduction of 16 new products and overall demand for our consumer products. The improvement in gross margin was primarily due to the introduction of new higher margin products, improved manufacturing efficiencies on many of the new products introduced throughout the year, and reductions of certain material costs early in the fiscal year. The Company experienced upward pricing pressure on certain raw materials components in the latter part of 2003. It is unclear at this point if this pricing pressure will abate or continue in 2004.

The increase in consumer gross margin is primarily attributed to the introduction of 16 new consumer products and overall demand for our consumer products. The increase in aviation gross profit is primarily due to improved product mix within our OEM and retrofit products partially offset by certain lower gross profit margin products as a result of the acquisition of UPS Aviation Technologies.

Selling, General and Administrative Expenses

	2003		2002		Year over Year	
	Selling, General and Administrative Expenses	% of Net Sales	Selling, General and Administrative Expenses	% of Net Sales	$ change	% change
Consumer	$ 47,113	10.4%	$ 35,114	10.0%	$11,999	34.2%
Aviation	12,722	10.6%	10,339	9.0%	2,383	23.0%
Total	59,835	10.4%	45,453	9.8%	14,382	31.6%

The increase in expense was primarily attributable to increases in employment generally across the organization (net increase of approximately 300 non-engineering employees), significantly increased advertising costs (up 32%) associated primarily with consumer products, ORACLE software implementation costs, and additional staffing in our customer call center. In the past, selling, general and administrative expenses increased at a lower rate than revenues due to strong demand for newly introduced and existing consumer products. Management expects that in spite of strong demand for our products, selling, general and administrative expenses will remain flat or increase slightly as a percentage of sales during fiscal 2004.

Research and Development Expenses

	2003		2002		Year over Year	
	Research & Development	% of Net Sales	Research & Development	% of Net Sales	$ change	% change
Consumer	$ 22,195	4.9%	$ 18,863	5.4%	$3,332	17.7%
Aviation	21,511	17.8%	13,300	11.6%	8,211	61.7%
Total	43,706	7.6%	32,163	6.9%	11,543	35.9%

The increase in research and development expense was primarily attributable to the addition of 50 UPS Aviation Technologies engineering associates to our aviation research and development team and the addition of 100 new engineers to our research and development teams during fiscal 2003. Management believes that one of the key strategic initiatives for future growth and success of the Company is continuous innovation, development, and introduction of new products. Management expects that its research and development expenses will increase approximately 20% to 25% during fiscal 2004 on an absolute dollar basis due to the anticipated introduction of approximately 45 new products for fiscal 2004. Management expects to continue to invest in the research and development of new products and technology in order to maintain the Company's competitive advantage in the markets in which it competes.

Other Income (Expense)

	2003	2002
Interest Income	$7,473	$6,466
Interest Expense	(534)	(1,329)
Foreign Currency Exchange	(6,699)	11
Other	(1,297)	146
Total	($1,057)	$5,294

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income was significantly lower in fiscal 2003, relative to fiscal year 2002, with the majority of this difference caused by foreign currency losses in 2003. Interest income for fiscal 2003 increased due to larger cash and marketable securities balances during the year, increasing the returns on the Company's cash and cash equivalents. Interest expense decreased 60% for fiscal 2003 relative to fiscal 2002, due primarily to the retirement of $20 million of outstanding long-term debt during fiscal 2003. During fiscal 2003 the Company experienced foreign currency exchange losses of $6.7 million, as the U.S. Dollar weakened versus the New Taiwan Dollar (34.05 NTD/USD) relative to the end of fiscal 2002 (34.90 NTD/USD). During fiscal 2002 the Company's position was neutral with regard to foreign currency exchange gains and losses, and the U.S. Dollar was at approximately the same level at the beginning of 2002 relative to the New Taiwan Dollar ($35.17 NTD/USD) as it was at the end of fiscal 2002 ($34.90 NTD/USD).

Income Tax Provision

Income tax expense increased by $7.4 million, to $47.3 million, for fiscal year 2003 from $39.9 million for fiscal year 2002 due to our higher taxable income. The effective tax rate was 20.9% for fiscal 2003 versus 21.9% for fiscal 2002. The decrease in tax rate is due primarily to additional tax benefits received from Taiwan as a result of our continued capital investment in our manufacturing facilities there. Management believes that the effective tax rate for fiscal 2004 will be comparable to fiscal 2003. The actual effective tax rate will be dependent upon the production volume and additional capital investments made during fiscal 2004.

Net Income

As a result of the various factors noted above, net income increased 25.1% to $178.6 million for fiscal year 2003 compared to $142.8 million for fiscal year 2002.

Comparison of Fiscal Years Ended December 28, 2002 and December 29, 2001

Net Sales

	2002		2001		Year over Year	
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	$ change	% change
Consumer	$ 350,674	74.5%	$ 263,358	71.3%	$87,316	33.2%
Aviation	114,470	24.6%	105,761	28.7%	8,709	8.2%
Total	465,144	100%	369,119	100%	96,025	26.0%

The increase in net sales during fiscal 2002 was primarily due to the introduction of 22 new products and overall demand for our consumer products. Total consumer and aviation units sold increased 17.0% to 1,557,000 in 2002 from 1,331,000 in 2001. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

The increase in consumer net sales was primarily due to the introduction of 18 new consumer products and overall demand for our consumer products as total units sold were up 17.1%. It is management's belief that the continued demand for the Company's consumer products is due to the emergence of the GPS market in general, and overall increased consumer awareness of the capabilities and applications of GPS.

The increase in aviation net sales for fiscal 2002 was primarily due to the introduction of four new products, increased penetration into the OEM market, and significant reductions of the restrictions placed on general aviation following the events of September 11, 2001. While Temporary Flight Restrictions (TFR's) continue to impact general aviation, the flying community is adapting to these changes and returning to the skies in greater numbers. Should the Federal Aviation Administration (FAA) impose more restrictions, or elect to shutdown U.S. airspace in the future, these factors could have a material adverse effect on our business.

Gross Profit

	2002		2001		Year over Year	
	Gross Profit	% of Net Sales	Gross profit	% of Net Sales	$ change	% change
Consumer	$ 184,544	52.6%	$ 132,522	50.3%	$54,022	39.3%
Aviation	70,512	61.6	65,637	62.1%	4,875	7.4%
Total	255,056	54.8	198,159	53.7%	56,897	28.7%

The increase in gross profit is primarily attributed to the introduction of 22 new products and overall demand for our consumer products. The improvement in gross margin was primarily due to the introduction of new higher margin products, improved manufacturing efficiencies on many of the new products introduced throughout the year, and a reduction of material costs.

The increase in the consumer segment gross profit is primarily attributed to the introduction of 18 new consumer products and overall demand for our consumer products.

The increase in the aviation segment gross profit is primarily due to the increase in revenues associated with the introduction of four new aviation products, increased penetration into the OEM market, and a return to less restricted airspace for general aviation aircraft. The decrease in gross margin as a percentage of net revenues for the aviation segment is primarily attributed to product mix as we experienced a 19.4% increase in lower margin panel mount unit sales during 2002 when compared to 2001.

Selling, General and Administrative Expenses

	2002		2001		Year over Year	
	Selling General & Administrative	% of Net Sales	Selling General & Administrative	% of Net Sales	$ change	% change
Consumer	$ 35,114	10.0%	$ 129,018	11.0%	$6,096	21.1%
Aviation	10,339	9.0	9,691	9.2%	648	6.7%
Total	45,453	9.8	38,709	10.5%	6,744	17.4%

The increase in selling, general, and administrative expense was primarily attributable to increases in employment generally across the organization (net increase of 146 employees), increased advertising costs (up 13.3%) associated primarily with new product releases, additional staffing in the customer call center, and increases in insurance premiums. Overall, selling, general and administrative expenses increased at a lower rate than revenues due to strong demand for newly introduced and existing consumer products.

Research and Development Expenses

	2002		2001		Year over Year	
	Research & Development Exp.	% of Net Sales	Research & Development Exp.	% of Net Sales	$ change	% change
Consumer	$ 18,863	5.4%	$ 118,197	6.9%	$666	3.7%
Aviation	13,300	11.6	9,967	9.4%	3,333	33.4%
Total	32,163	6.9	28,164	7.6%	3,999	14.2%

The increase in research and development expense during fiscal 2002 was primarily attributable to the development and introduction of 22 new products, and the addition of 67 new engineers to our staff. Management believes that one of the key strategic initiatives for future growth and success of the Company is continuous innovation, development, and introduction of new products.

Other Income (Expense)

	2002	2001
Interest Income	$6,466	$11,164
Interest Expense	(1329)	(2,174)
Foreign Currency Exchange	11	11,573
Other	146	186
Total	$5,294	$20,749

The majority of the difference between 2001 and 2002 was caused by foreign currency gains in 2001. Interest income for fiscal 2002 decreased relative to fiscal 2001 due to the fall in interest rates, reducing the returns on the Company's cash and cash equivalents. Interest expense decreased from fiscal 2001 to fiscal 2002 due primarily to the reduction of debt and a lower interest rate environment during fiscal 2002.

During fiscal 2002 the Company's position was neutral with regard to foreign currency exchange gains and losses, as the U.S. Dollar was at approximately the same level at the beginning of 2002 relative to the New Taiwan Dollar (35.17 NTD/USD) as it was at the end of fiscal 2002 (34.90 NTD/USD). In fiscal 2001 there was an $11.6 million gain due to the significantly increased strength of the U.S. Dollar compared to the New Taiwan Dollar during 2001, when the exchange rate increased to 35.17 NTD/USD at December 29, 2001 from 33.01 NTD/USD at December 30, 2000.

Income Tax Provision

Income tax expense increased by $1.3 million, to $39.9 million, for fiscal year 2002 from $38.6 million for fiscal year 2001 due to our higher taxable income. The effective tax rate was 21.9% for fiscal 2002 versus 25.4% for fiscal 2001. The decrease in tax rate is due primarily to additional tax benefits received from Taiwan as a result of our continued capital investment in our manufacturing facilities there.

Net Income

As a result of the above, net income increased 25.9% to $142.8 million for fiscal year 2002 compared to $113.4 million for fiscal year 2001.

Liquidity and Capital Resources

Net cash generated by operations was $175.2 million, $175.4 million, and $130.0 for fiscal years 2003, 2002, and 2001, respectively. We operate with a customer oriented approach and seek to maintain sufficient inventory to meet customer demand. Because we desire to respond quickly to our customers and minimize order fulfillment time, our inventory levels are generally substantial enough to meet most demand. We also attempt to carry sufficient inventory levels of key components so that potential supplier shortages have as minimal an impact as possible on our ability to deliver our finished products. We significantly increased our raw material inventories in late 2003 in anticipation of new product releases in the first half of 2004 and also as a response to the significant increase in the lead-time of high dollar components such as LCD's and flash memory. In addition, we prefer to have sufficient finished goods on hand to meet anticipated demand for our products. Finished goods inventory levels also continued to grow gradually as a function of our growing sales. We were able to reduce inventory levels during fiscal year 2002 by $3.6 million when compared to fiscal year end 2001, without impairing our ability to meet customer demand, by effectively managing the introduction of 22 new products during the year. We expect that inventory levels may decrease during the latter half of fiscal 2004 as raw materials inventories are consumed during the manufacture and delivery of new products in the first half of 2004.

Capital expenditures in 2003 totaled $32.8 million, an increase of $20.4 million over fiscal 2002. This increase in 2003 was primarily attributable to the initiation of expansion of our Olathe, Kansas facility ($17 million) and maintenance capital expenditures ($3.4 million). During fiscal 2002, our capital expenditures totaled $12.4 million. The expenditures in fiscal 2002 were primarily related to general corporate purposes ($9.8 million) and the addition of surface-mount production equipment in both the Olathe, Kansas and Shijr, Taiwan facilities ($2.6 million).

We have budgeted approximately $60 million of capital expenditures during fiscal 2004 to include construction costs related to the completion of our facilities expansion in Olathe, Kansas and purchases of production machinery and equipment to expand capacity in the Shijr, Taiwan facility.

In addition to capital expenditures, in 2003 cash flow used in investing relates to the $38.2 million acquisition of UPS Aviation Technologies (renamed Garmin AT), the purchase of fixed income securities associated with the investment of our on-hand cash balances and approximately $2.3 million of intangible assets. The Company's average return on its investments during fiscal 2003 was approximately 1.5%. In 2002, cash flow used in investing principally related to the purchase of fixed income securities associated with the investment of our on-hand cash balances and approximately $13.5 million related to the purchase of licenses, of which $11.5 million consists of prepaid royalties under our license agreement with PalmSource, Inc. for the Palm Operating System. It is management's goal to invest the on-hand cash consistent with the Company's investment policy, which has been approved by the Board of Directors. The investment policy's primary purpose is to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of maximum safety. The Company's average return on its investments during fiscal year 2002 was approximately 1.6%.

Cash flow used in financing activities during 2003 relates primarily to the payment of a dividend ($54.0 million), and reduction of our debt ($20.0 million). The Company retired approximately $20.0 million of long-term debt during fiscal 2003, which represented the remainder of an outstanding issue of industrial revenue bonds. The employee stock option exercises and employee stock purchase plan purchases generated a $4.3 million source of cash in 2003. Cash flow used in financing activities during 2002 relates primarily to the reduction of our debt. The Company retired approximately $12.2 million of its long-term debt during fiscal 2002, consisting in good part of an outstanding issue of industrial revenue bonds. The employee stock purchase plan and stock option exercises were a $2.1 million source of cash in 2002. During 2001, the Company repurchased 595,200 shares of its common shares under its stock repurchase program that was approved by the Board of Directors on September 24, 2001 and expired on December 31, 2002.

We currently use cash flow from operations to fund our capital expenditures and to support our working capital requirements. We expect that future cash requirements will principally be for capital expenditures and working capital requirements.Cash dividends paid to shareholders were $54.0 million, $0.0 million, $0.0 million, and $29.0 million during fiscal years 2003, 2002, 2001 and 2000, respectively. Included in cash dividends for fiscal 2000 was a special one-time dividend of $17.4 million that was paid in order to provide funds to shareholders to pay withholding taxes and stock transfer taxes related to the reorganization of Garmin Corporation.

We believe that our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2004.

Contractual Obligations and Commercial Commitments

On March 23, 2000, Garmin International, Inc. completed a $20.0 million 20-year Taxable Industrial Revenue Bond issuance (the "2000 Bonds") for the expansion of its Olathe, Kansas facility. During May of fiscal 2003, these outstanding bonds were retired by Garmin International, Inc. for a total of $20.0 million.

On January 1, 1995, Garmin International, Inc. completed a $9.5 million 30-year Tax-Exempt Industrial Revenue Bond issuance for the construction of its new corporate headquarters located in Olathe, Kansas. Upon completion of the project in 1996, Garmin International retired bonds totaling $0.1 million. During May of fiscal 2002, the remainder of the outstanding bonds were retired by Garmin International, Inc. for a total of $9.4 million.

We utilize interest rate swap agreements from time to time to manage interest rate exposure. The principal objective of such financial derivative contracts is to moderate the effect of fluctuations in interest rates. We, as a matter of policy, do not speculate in financial markets and therefore do not hold these contracts for trading purposes.

Future payments due from the Company, as of December 27, 2003, aggregated by type of contractual obligation, are:

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	$15,189	$107	$602	$602	$13,878
Purchase Obligations:	$60,013	$60,013	$0	$0	$0
Other Long-Term Liabilities	$0	$0	$0	$0	$0
Total	$75,202	$60,120	$602	$602	$13,878

Operating Leases describes a lease obligation associated with the Garmin Europe facility in the United Kingdom and a lease obligation associated with Garmin AT. Purchase obligations are the aggregate of those purchase orders that were outstanding on December 27, 2003; these obligations are created and then paid off within 3 months during the normal course of our manufacturing business.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement requires all entities with stock-based employee compensation arrangements to provide additional disclosures in their summary of significant accounting policies note. Since the Company uses the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", the accounting policies note includes a tabular presentation of pro forma net income and earnings per share using the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation". Also, SFAS No. 148 permits entities changing to the fair value method of accounting for employee stock compensation to choose from one of three transition methods — the prospective method, the modified prospective method, or the retroactive restatement method. Finally, SFAS No. 148 requires the Company to make interim-period pro forma disclosures if stock-based compensation is accounted for under the intrinsic value method in any period presented. The expanded annual disclosure requirements and the transition provisions were effective for the Company's fiscal year 2002. The new interim period disclosures were required in the Company's financial statements for interim periods beginning in the first quarter of fiscal 2003. This statement did not have a material impact on the Company's results of operations or financial condition.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets by requiring the fair value of a liability for the asset retirement obligation to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized costs are depreciated over the useful life of the associated asset. This statement is effective for fiscal years beginning after June 15, 2002, and did not have a material impact on our financial statements.

At its November 2002 meeting, the EITF reached a consensus on Issue 00-21 "Accounting for Revenue Arrangements with Multiple Deliverable", which provides a model to be used, in the context of a multiple-deliverable revenue arrangement, in determining (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and, if so, (c) how the arrangement consideration should be allocated to the separate units of accounting. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods (annual or interim) beginning after June 15, 2003, with earlier adoption permitted. Companies also are permitted to adopt Issue 00-21 by reporting the change in accounting as a cumulative effect adjustment in accordance with APB Opinion No. 20, "Accounting Changes", and FASB

Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". The adoption of this standard did not have a material impact on the Company's results of operations or financial condition.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the Company that has the controlling financial interest. Interpretation No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. Interpretation No. 46 will become effective for the Company on March 31, 2004 for variable interest entities created prior to December 31, 2003. We do not expect the adoption of Interpretation No. 46 to have a material impact on our results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw materials costs.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of the Company's subsidiaries in international markets results in exposure to movements in currency exchange rates. We generally have not been significantly affected by foreign exchange fluctuations because, until recently, the Taiwan Dollar has proven to be relatively stable. However, periodically we have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The principal currency involved is the New Taiwan Dollar. Garmin Corporation, located in Shijr, Taiwan uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash in U.S. dollars. As discussed above, the Taiwan dollar/U.S. dollar exchange rate can be volatile. The exchange rate decreased 3.0% during 2003 and resulted in a foreign currency loss of $6.7 million. While the net effect of foreign currency moves in fiscal 2002 was neutral, there were significant shifts in the exchange rate throughout 2002. The exchange rate increased 6.5% during 2001 and resulted in a foreign currency gain of $11.6 million. If the exchange rate decreased by a similar percentage, a comparable foreign currency loss would be recognized. A 10% positive or negative change in the US dollar exchange rate versus the New Taiwan Dollar would have resulted in a foreign currency gain of $22.1 million (positive 10% change) or a foreign currency loss of $22.1 million (negative 10% change) during 2003.

Interest Rate Risk

As of December 27, 2003, we have no outstanding long-term debt, and therefore no debt-related interest rate risk. Upon retiring the industrial revenue bond issue during 2003 as described above, Garmin International, Inc. also terminated two interest rate swap agreements, one with a $10.0 million notional amount and another with a $5.0 million notional amount at a cost of $0.6 million. The Company's average outstanding debt during fiscal 2003 was approximately $10 million. The average interest rate on debt during fiscal 2003 was 3.5%.

At December 27, 2003, the Company is exposed to interest rate risk in connection with its investments in marketable securities. As interest rates change, the unrealized gains and losses associated with those securities will fluctuate accordingly. A hypothetical change of 10% in interest rates would not have a material effect on such unrealized gains or losses. At December 27, 2003, unrealized gains on those securities were $2.8 million.

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries
Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

Contents

Report of Independent Auditors

The Board of Directors and Stockholders

Garmin Ltd.

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and subsidiaries (the Company) as of December 27, 2003 and December 28, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 27, 2003. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and subsidiaries at December 27, 2003 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Kansas City, Missouri
January 30, 2004

/s/ Ernst & Young LLP

Ernst & Young LLP

Garmin Ltd. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Information)

	December 27, 2003	December 28, 2002
Assets		
Current assets:		
Cash and cash equivalents	$216,768	$216,768
Marketable securities (Note 3)	53,127	113,336
Accounts receivable, less allowance for doubtful accounts of $3,576 in 2003 and $3,153 in 2002	87,718	58,278
Inventories	96,794	57,507
Deferred income taxes (Note 7)	26,812	22,620
Prepaid expenses and other current assets	6.148	4,490
Total current assets	539,928	472,999
Property and equipment (Note 5):		
Land and improvements	21,168	20,517
Building and improvements	59,044	33,952
Office furniture and equipment	22,437	15,086
Manufacturing equipment	21,146	18,920
Engineering equipment	19,880	15,730
Vehicles	2,424	2,286
	146,099	106,491
Accumulated depreciation	41,315	32,051
	104,784	74,440
Restricted cash (Notes 5)	1,602	1,598
Marketable securities (Note 3)	168,320	132,372
License agreements, net	14,966	19,370
Other intangible assets	27,345	5,109
Total assets	$856,945	$705,888
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$40,671	$32,446
Salaries and benefits payable	4,792	4,178
Accrued warranty costs	8,399	5,949
Accrued sales program costs	4,461	4,752
Other accrued expenses (Note 8)	7,165	8,000
Income taxes payable	38,946	25,853
Total current liabilities	104,434	81,178
Long-term debt, less current portion (Note 4)	-	20,000
Deferred income taxes (Note 7)	2,821	2,211
Stockholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	–	–
Common stock, $0.01 par value, 500,000,000 shares authorized (Notes 12 and 13):		
Shares issued and outstanding – 108,166,000 in 2003 and 107,919,766 in 2002	1,082	1,080
Additional paid-in capital	104,022	129,431
Retained earnings (Note 2)	663,604	507,884
Accumulated other comprehensive loss	(19,018)	(35,896)
Total stockholders' equity	749,690	602,499
Total liabilities and stockholders' equity	$856,945	$705,888

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Income
(In Thousands, Except Per Share Information)

	Year Ended		
	December 27, 2003	December 28, 2002	December 29, 2001
Net sales	$572,989	$465,144	$369,119
Cost of goods sold	242,448	210,088	170,960
Gross profit	330,541	255,056	198,159
Selling, general, and administrative expenses	59,835	45,453	38,709
Research and development expense	43,706	32,163	28,164
	103,541	77,616	66,873
Operating income	227,000	177,440	131,286
Other income (expense):			
Interest income	7,473	6,466	11,164
Interest expense	(534)	(1,329)	(2,174)
Foreign currency	(6,699)	11	11,573
Other	(1,297)	146	186
	(1,057)	5,294	20,749
Income before income taxes	225,943	182,734	152,035
Income tax provision (benefit):			
Current	51,514	40,510	40,610
Deferred	(4,205)	(573)	(2,023)
	47,309	39,937	38,587
Net income	$178,634	$142,797	$113,448
Basic net income per share (Note 12)	$1.65	$1.32	$1.05
Diluted net income per share (Note 12)	$1.64	$1.32	$1.05

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In Thousands, Except Per Share Information)

	Common Stock Shares	Common Stock Dollars	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 30, 2000	108,242	$1,082	$133,925	$253,140	$(22908)	$365,239
Net income	–	–	–	113,448	–	113,448
Translation adjustment	–	–	–	–	(15,519)	(15,519)
Adjustment related to effective portion of cash flow hedges, net of income tax effects of $579	–	–	–	–	(900)	(900)
Comprehensive income						97,029
Issuance of common stock from exercise of stock options	5	1	70	–	–	71
Issuance of common stock through stock purchase plan	123	1	1,463	–	–	1,464
Purchase and retirement of common stock	(595)	(6)	(8,327)	(1,501)	–	(9,834)
Balance at December 29, 2001	107,775	1,078	127,131	365,087	(39,327)	453,969
Net income	–	–	–	142,797	–	142,797
Translation adjustment	–	–	–	–	2,456	2,456
Adjustment related to effective portion of cash flow hedges, net of income tax effects of $170	–	–	–	–	263	263
Adjustment related to unrealized gains on available-for-sale securities, net of income tax effects of $455	–	–	–	–	712	712
Comprehensive income						146,228
Issuance of common stock from exercise of stock options	74	1	1,252	–	–	1,253
Issuance of common stock through stock purchase plan	70	1	1,048	–	–	1,049
Balance at December 28, 2002	107,919	1,080	129,431	507,884	(35,896)	602,499
Net income	–	–	–	**178,634**	–	**178,634**
Translation adjustment	–	–	–	–	**15,006**	**15,006**
Adjustment related to effective portion of cash flow hedges, net of income tax effects of $408	–	–	–	–	**638**	**638**
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $357	–	–	–	–	**1,234**	**1,234**
Comprehensive income						**195,512**
Dividends paid ($0.50 per share)	–	–	**(31,126)**	**(22,914)**	–	**(54,040)**
Tax benefit from exercise of employee stock options	–	–	**1,458**	–	–	**1,458**
Issuance of common stock from exercise of stock options	**176**	**2**	**2454**	–	–	**2,456**
Issuance of common stock through stock purchase plan	**71**	–	**1,805**	–	–	**1,805**
Balance at December 27, 2003	**108,166**	**$1,082**	**$104,022**	**$663,604**	**$(19,018)**	**$749,690**

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal Year Ended		
	December 27, 2003	December 28, 2002	December 29, 2001
Operating activities			
Net income	$178,634	$142,797	$113,448
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,216	8,279	7,341
Amortization	9,888	7,852	3,527
(Gain) Loss on disposal of property and equipment	61	(7)	23
Provision for doubtful accounts	600	941	1,137
Provision for obsolete and slow-moving inventories	6,574	688	4,000
Foreign currency translation	10,000	600	(5,593)
Deferred income taxes	(4,205)	(573)	(2,023)
Changes in operating assets and liabilities:			
Accounts receivable	(21,982)	(10,854)	(17,894)
Inventories	(36,102)	3,173	22,958
Prepaid expenses and other current assets	(1,590)	(1,568)	(447)
Accounts payable	6,324	13,604	(2,657)
Accrued expenses	735	9,716	(1,016)
Income taxes payable	15,912	760	7,187
Other assets	100	-	-
Net cash provided by operating activities	175,180	175,408	129,991
Investing activities			
Purchases of property and equipment	(32,770)	(12,424)	(14,883)
Proceeds from sale of property and equipment	14	18	239
Purchases of marketable securities	22,870	(869,112)	(1,684,985)
Sales of marketable securities	-	753,998	1,553,401
Purchase of Sequoia Instruments, Inc.	-	-	(3,625)
Purchase of UPS Aviation Technologies, Inc.	(38,177)	-	-
Purchases of licenses	(1,724)	(13,525)	(12,028)
Change in restricted cash	4	2	4,239
Other	(649)	(29)	(748)
Net cash used in investing activities	(50,432)	(141,072)	(158,390)
Financing activities			
Dividends	(54,040)	-	-
Proceeds from issuance of common stock through stock purchase plan	1,805	1,049	1,464
Proceeds from issuance of common stock from exercise of stock options	2,456	1,026	71
Principal payments on long-term debt	(20,000)	(12,236)	(14,189)
Purchases of common stock	-	-	(9,834)
Net cash used in financing activities	(69,779)	(10,161)	(22,488)
Effect of exchange rate changes on cash	2,592	(249)	(8,002)
Net increase (decrease) in cash and cash equivalents	57,561	23,926	58,889
Cash and cash equivalents at beginning of year	216,768	192,842	251,731
Cash and cash equivalents at end of year	$274,329	$216,768	$192,842

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In Thousands)

	Fiscal Year Ended		
	December 27, 2003	December 28, 2002	December 29, 2001
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$38,266	$39,922	$38,844
Cash received during the year from income tax refunds	$ 512	$ –	$ –
Cash paid during the year for interest, net of $405 of capitalized interest in 2000	$ 534	$ 1,325	$ 2,011
Supplemental disclosures of non-cash investing and financing activities			
Change in liability recognized in accrued expenses related to cash flow hedges and charge to accumulated other comprehensive loss	($1,046)	($433)	$ 1,479
Change in marketable securities related to unrealized appreciation	$1,591	$1,167	$ –
Fair value of assets acquired (UPS Aviation Technologies)	$41,558	$ –	$ –
Liabilities assumed	($3,320)		
Less: cash acquired	(61)		
Net cash paid	$38,177	$ –	$ –

See accompanying notes.

GARMIN LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share and Per Share Information)
December 28, 2003 and December 28, 2002

Note 1. Organization

On July 24, 2000, the stockholders of Garmin Corporation (GARMIN) incorporated Garmin Ltd. (the Company) under the laws of the Cayman Islands. Subsequently, the stockholders of GARMIN executed a Shareholders Agreement to transfer to Garmin Ltd. their investments in 88,988,394 common shares of stock of GARMIN. These shares, which represented approximately 100% of the issued and outstanding common stock of GARMIN as of July 24, 2000, were used by the stockholders to pay for their subscriptions to 100,000,000 common shares of Garmin Ltd. at a par value of $0.01 or an aggregate value of $1,000. As such, the exchange of shares in this reorganization between GARMIN and the newly formed holding company, Garmin Ltd., completed on September 22, 2000, has been accounted for at historical cost similar to that in pooling-of-interests accounting. Until April 15, 2002, one share of GARMIN stock was held by each of six shareholders as nominees under nominee trusts in order to comply with Article 2 of the Company Law of Taiwan which required that, as a "company limited by stock", GARMIN have at least seven shareholders, and 4,000 shares of GARMIN were held by two shareholders who did not convert their GARMIN shares to common shares of the Company. These 4,006 shares represented approximately 0.004% of the outstanding shares of GARMIN. Taiwan company law was subsequently changed to remove the requirement that a Taiwan company have a minimum of seven shareholders and to permit single shareholder companies. As of April 15, 2002, the Company acquired the 4,000 shares of GARMIN that were held by the two shareholders and the six nominee shareholders each transferred their own share of GARMIN stock to the Company. As a result, the Company now owns all of the outstanding shares of GARMIN. Garmin Ltd. completed an initial public offering of its common stock in December 2000.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Nature of Business

Garmin Ltd. and subsidiaries (together, the Company) manufacture, market, and distribute Global Positioning System-enabled products and other related products. GARMIN was incorporated in Taiwan, Republic of China on January 16, 1990. GARMIN is primarily responsible for the manufacturing and distribution of the Company's products to Garmin International, Inc. (GII) and Garmin (Europe) Limited (GEL) and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. In April 1990, a 100%-owned subsidiary, Garmin International, Inc., was incorporated in the United States. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. GII also manufactures certain products for the Company's aviation segment. During June 1992, GII formed Garmin (Europe) Limited, a wholly owned subsidiary in the United Kingdom, to sell its products principally within the European market. During 2000, GII sold its interest in GEL to Garmin Ltd. As a result, GEL is now a direct subsidiary of Garmin Ltd. Also during 2000, Garmin Realty LLC was formed by GII to hold certain real estate. In December 2001, GII formed Garmin USA as a sales organization. During August 2003, GII acquired all the outstanding capital stock of UPS Aviation Technologies, Inc. for $38 million in cash and renamed the company Garmin AT, Inc (GAT). See Note 16.

(In Thousands, Except Share and Per Share Information)

Fiscal Year

The Company has adopted a 52–53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week quarter, will not be exactly comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 2003, 2002 and 2001 included 52 weeks.

Foreign Currency Translation

GARMIN utilizes the New Taiwan Dollar as its functional currency. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the financial statements of GARMIN for all periods presented have been translated into United States dollars, the functional currency of Garmin Ltd. and GII, and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative translation adjustments of $20,965 and $35,971 as of December 27, 2003 and December 28, 2002, respectively, have been included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to an exchange loss of approximately $6,699, and exchange gains of $11 and $11,573 for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively. The loss in fiscal 2003 is due to weakening of the United States dollar compared to the New Taiwan Dollar throughout the year. The gain in fiscal 2001 is the result of the strengthening of the United States dollar compared to the New Taiwan Dollar in the second and fourth quarters of fiscal 2001. This loss and these gains are included in other income in the accompanying consolidated statements of income.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive stock options has been reduced by the number of shares which could have been purchased from the proceeds of the exercise at the average market price of the Company's stock during the period the options were outstanding. See Note 12.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GARMIN and the FIFO method by GII, GAT and GEL. Inventories consisted of the following:

	December 27, 2003	December 28, 2002
Raw materials	**$45,388**	$24,177
Work-in-process	**12,551**	10,936
Finished goods	**50,340**	31,818
Inventory reserves	**(11,485)**	(9,424)
	$96,794	$57,507

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements .... 8–55 years

Office furniture and equipment .... 3–8 years

Manufacturing and engineering equipment .... 3–8 years

Vehicles .... 3–8 years

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Dividends

On July 23, 2003 the Board of Directors declared a dividend of $0.50 per share to be paid on December 15, 2003 to shareholders of record on December 1, 2003. The Company paid out a dividend in the amount of $54,040. The dividend has been reported as a reduction of retained earnings to the extent of the stand-alone retained earnings of Garmin Ltd. The excess has been reported as a reduction of additional paid-in-capital.

Approximately $67,882 and $50,669 of Garmin's retained earnings are indefinitely restricted from distribution to stockholders pursuant to the law of Taiwan at December 27, 2003 and December 28, 2002, respectively.

Intangible Assets

On December 30, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. The statement addresses how goodwill and other intangible assets should be accounted for and tested for impairment. The standard requires intangibles to be identified as either finite-lived or indefinite lived. Indefinite-lived intangible assets are no longer subject to amortization, yet are to be tested for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired. The impairment test requires the determination of the value of the intangible asset. If the value of the intangible asset is less than its carrying value, an impairment loss should be recognized in an amount equal to the difference. The asset will then be carried at its new value. Finite lived intangible assets are still subject to amortization and are reviewed for impairment in accordance with SFAS No. 144. The adoption of this statement did not have a material impact on the Company.

At December 27, 2003 and December 28, 2002, the Company had patents, license agreements, customer related intangibles and other identifiable finite lived intangible assets recorded at a cost of $48,703 and $35,403, respectively. The Company's excess purchase cost over fair value of net assets acquired (goodwill) was $11,418 and zero at December 27, 2003 and December 28, 2002, respectively.

Identifiable, finite lived intangible assets are amortized over their estimated useful lives on a straight-line basis over three to ten years. Accumulated amortization was $17,810 and $10,924 at December 27, 2003 and December 28, 2002, respectively. Amortization expense was $6,886, $5,277 and $2,800 for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively. In the next five years, the amortization expense is estimated to be $12,945, $7,145, $2,363, $1,889, and $1,535, respectively.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

All of the Company's marketable securities are considered available-for-sale at December 27, 2003. See Note 3. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive loss. During 2003, unrealized gains of $1,234 were reported in other comprehensive loss, net of related taxes.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method. Realized gains and losses on available-for-sale securities were not material.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes have not been accrued by Garmin Corporation for the unremitted earnings of GII totaling approximately $112,567 and $122,315 at December 27, 2003 and December 28, 2002, respectively, because such earnings are intended to be reinvested in this subsidiary indefinitely. Income taxes have also not been accrued by the Company for the unremitted earnings of Garmin Corporation or GEL because such earnings are also intended to be reinvested in these subsidiaries indefinitely.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

Revenue Recognition

The Company recognizes revenue from product sales when the product is shipped to the customer and title has transferred. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated financial statements.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of installation.

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers based on various factors including dealer purchasing volume and growth. Additionally, from time to time, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to distributors are regularly reviewed and recorded as accrued expenses on a monthly basis. These rebates and incentives are recorded as reductions to net sales in the accompanying consolidated statements of income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to approximately $22,071, $16,670, and $14,714 for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively.

Research and Development

Substantially all research and development is performed by GII in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $43,706, $32,163, and $28,164 for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively.

Accounting for Stock-Based Compensation

At December 27, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	December 27, 2003	December 28, 2002	December 29, 2001
Net income as reported	**$178,634**	$142,797	$113,448
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of tax effects	**(3,046)**	(1,949)	(1,298)
Pro forma net income	**$175,588**	$140,848	$112,150
Pro forma net income per share:			
Basic	**$1.63**	$1.31	$1.04
Diluted	**$1.61**	$1.30	$1.03

Derivative Investments and Hedging Activities

The Company applies SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to its derivative instruments and hedging activities. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives not considered hedges must be adjusted to fair value through income.

If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

GII has historically entered into interest rate swap agreements to modify the interest characteristics of portions of its outstanding long-term debt from a floating rate to a fixed rate basis. These agreements involved the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counterparty is included in other liabilities or assets. The Company's agreements have previously qualified for hedge accounting as permitted in SFAS No. 133, resulting in the agreement's being marked to market at each balance sheet date through other comprehensive income. Management assessed the effectiveness of the hedge relationship on a periodic basis during the year. See Note 8.

Recent Accounting Pronouncements

At its November 2002 meeting, the EITF reached a consensus on Issue 00-21 "Accounting for Revenue Arrangements with Multiple Deliverable", which provides a model to be used, in the context of a multiple-deliverable revenue arrangement, in determining (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and, if so, (c) how the arrangement consideration should be allocated to the separate units of accounting. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods (annual or interim) beginning after June 15, 2003, with earlier adoption permitted. Companies also are permitted to adopt Issue 00-21 by reporting the change in accounting as a cumulative effect adjustment in accordance with APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The adoption of this standard did not have a material impact on the Company's results of operations or financial condition.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the Company that has the controlling financial interest. Interpretation No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. Interpretation No. 46 will become effective for the Company on March 31, 2004 for variable interest entities created prior to December 31, 2003. We do not expect the adoption of Interpretation No. 46 to have a material impact on our results and operations or financial condition.

Reclassification

Certain amounts in the fiscal 2002 consolidated financial statements have been reclassified to conform to fiscal 2003 presentation.

Note 3. Marketable Securities

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 27, 2003:

	Amortized Cost	Gross Unrealized Gains/Losses	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$61,354	$1,097	$62,451
Obligations of states and political subdivisions	95,544	1,313	96,857
U.S. corporate bonds	34,591	349	34,940
Other	27,200	(1)	27,199
Total	$218,689	$2,758	$221,447

The following is a summary of the Company's marketable securities classified as available-for-sale securities at December 28, 2002:

	Amortized Cost	Gross Unrealized Gains/Losses	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$58,038	$386	$58,424
Obligations of states and political subdivisions	86,006	589	86,601
U.S. corporate bonds	79,572	185	79,757
Other	20,925	1	20,926
Total	$244,541	$ 1,167	$245,708

The amortized cost and estimated fair value of marketable securities at December 27, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less (2004)	$52,836	$53,127
Due after one year through five years (2005 – 2009)	102,844	104,866
Due after five years through ten years (2010 – 2014)	38,105	38,493
Due after ten years (2015 and thereafter)	24,904	24,961
	$218,689	$221,447

The Company invests in auction rate securities which effectively mature every 28 days. Upon maturity, the proceeds are reinvested in the same security.

Note 4. Long-Term Debt

During 1995, GII entered into an agreement with the City of Olathe, Kansas for the construction of a new corporate headquarters (the project) which was financed through issuance of Series 1995 Industrial Revenue Bonds (the Bonds) totaling $9,500. Upon completion of the project in 1996, GII retired bonds totaling $155. During 2002, GII retired the remaining Bonds totaling $9,345.

During 1999, GARMIN borrowed $18,040 to finance the purchase of land and a new manufacturing facility in Taiwan. The balance was due in 60 equal payments of principal plus interest beginning in November 2001. Through November 2001, interest was payable at a fixed rate of 6.155%. Subsequent to November 2001, interest was adjustable based on the Republic of China's government preferential rate on term deposits plus 0.18%. The Company opted to prepay a significant portion of the outstanding principal during 2001. The outstanding balance of $2,891 at December 29, 2001 was paid in full in January 2002.

During 2000, GII entered into another agreement with the City of Olathe, Kansas to finance the Company's expansion of its manufacturing facilities through the issuance of Series 2000 Industrial Revenue Bonds (the 2000 Bonds) totaling $20,000. The proceeds from the issuance of the 2000 Bonds were placed in an interest-bearing restricted cash account controlled by a trustee appointed by the issuer. Disbursements from the account were restricted to purchases of equipment and construction related to the project and amounted to $0 and $5,696 for years ended December 28, 2002 and December 29, 2001, respectively. There were no unexpended bond proceeds in this restricted cash account at December 28, 2002. During the second quarter of 2003, GII instructed the trustee of the 2000 Bonds to call them at par, leaving an outstanding principal of $0 at December 27, 2003.

At December 28, 2002, outstanding principal under the 2000 Bonds totaled $20,000. Interest on the 2000 Bonds was payable monthly at a variable interest rate (1.51% at December 28, 2002), which was adjusted weekly to the current market rate as determined by the remarketing agent of the 2000 Bonds.

Note 5. Commitments and Contingencies

Rental expense related to office, warehouse space and real estate amounted to $324, $281, and $232 for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively.

Future minimum lease payments are as follows:

Year	Amount
2004	$ 107
2005	301
2006	301
2007	301
2008	301
Thereafter	13,276

At December 27, 2003 and December 28, 2002, standby letters of credit amounting to $0 and $509, respectively, were issued by banks on behalf of the Company. At December 27, 2003, the Company expects future costs of approximately $45,000 for the completion of its facility expansion in Olathe, Kansas.

Certain cash balances of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements. These amounted to $1,602 and $1,598 at December 27, 2003 and December 28, 2002, respectively, and are reported as restricted cash.

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions, and complaints, including matters involving patent infringement and other intellectual property claims and various other risks. It is not possible to predict with certainly whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or if not, what the impact might be. However, the Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

Note 6. Employee Benefit Plans

GII sponsors an employee retirement plan under which its employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations and to which GII contributes a specified percentage of each participants annual compensation up to certain limits as defined in the plan. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 27, 2003, December 28, 2002, and December 29, 2001, expense related to these plans of $4,197, $2,728, and $2,356, respectively, was charged to operations.

Certain of the Company's foreign subsidiaries participate in local defined benefit pension plans. Contributions are calculated by formulas that consider final pensionable salaries. Neither obligations nor contributions for the years ended December 27, 2003, December 28, 2002, and December 29, 2001 were significant.

Note 7. Income Taxes

The Company's income tax provision (benefit) consists of the following:

	Year Ended		
	December 27, 2003	December 28, 2002	December 29, 2001
Federal:			
Current	$17,066	$18,576	$10,208
Deferred	(2,486)	(1,639)	(338)
	14,580	16,937	9,870
State:			
Current	849	(1,035)	2,237
Deferred	(1,379)	(328)	(74)
	(530)	(1,363)	2,163
Foreign:			
Current	33,599	22,969	28,165
Deferred	(340)	1,394	(1,611)
	33,259	24,363	26,554
Total	$47,309	$39,937	$38,587

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year Ended		
	December 27, 2003	December 28, 2002	December 29, 2001
Federal income tax expense at U.S. statutory rate	$79,080	$63,957	$53,212
State income tax expense, net of federal tax effect	626	886	1,406
Foreign tax rate differential	(21,083)	(16,759)	(13,640)
Taiwan tax incentives and credits	(21,161)	(10,757)	(3,260)
Other, net	9,802	2,610	869
Income tax expense	$47,309	$39,937	$38,587

The Company's income before income taxes attributable to non-U.S. operations was $202,390, $146,804, and $120,550, for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively. The tax incentives and credits received from Taiwan included in the table above reflect $0.38, $0.10, and $0.03 per weighted-average common share outstanding for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively. The Company currently expects to benefit from the incentives and credits being offered by Taiwan through 2008, at which time these tax benefits expire.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 27, 2003	December 28, 2002
Deferred tax assets:		
Product warranty accruals	$2,529	$1,707
Allowance for doubtful accounts	1,214	1,088
Inventory carrying value	2,045	2,777
Sales program allowances	2,183	3,249
Vacation accrual	740	507
Interest rate swaps	-	408
Unrealized intercompany profit in inventory	15,498	12,767
Other	2,603	117
	26,812,847	22,620
Deferred tax liabilities:		
Unrealized investment gain	812	455
Unrealized foreign currency gains	86	623
Depreciation	1,923	1,133
	2,821	2,211
Net deferred tax assets	$23,991	$20,409

Note 8. Interest Rate Risk Management

During 1996, GII entered into an interest rate swap agreement to effectively convert a portion of its floating rate long-term debt associated with the Bonds to a fixed rate basis, thus, reducing the impact of interest rate changes on future income. The agreement was renewed in 2001. Pursuant to this "pay-fixed" swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $5,000 at December 28, 2002. GII's fixed interest rate under the swap agreement was 5.1%. The counterparty's floating rate was based on the nontaxable PSA Municipal Swap Index and amounted to 1.18% at December 28, 2002.

During 2000, GII entered into an additional swap agreement to effectively convert a portion of additional floating rate long-term debt associated with the 2000 Bonds to a fixed rate basis. Pursuant to this pay-fixed swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $10,000 at December 28, 2002. GII's fixed interest rate under the swap agreement was 7.26% compared to the counterparty's floating rate of 1.51% at December 28, 2002. The counterparty's floating rate was based on the bank's Taxable Low Floater Rate.

The fair value of the interest rate swap agreements was recorded as a component of other accrued expenses and amounted to $1,046 at December 28, 2002. During the second quarter of 2003, GII liquidated its interest rate swap positions and realized the loss previously recorded as a component of other comprehensive loss. None of the Company's cash flow hedges were deemed ineffective.

Note 9. Fair Value of Financial Instruments

In accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 27, 2003		December 28, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$274,329**	**$274,329**	$216,768	$216,768
Restricted cash	**1,602**	**1,602**	1,598	1,598
Marketable securities	**221,447**	**221,447**	245,708	245,708
Interest rate swap agreements (liability)	–	–	1,046	1,046
Long-term debt:				
Series 2000 Bonds	–	–	20,000	20,000

The carrying value of cash and cash equivalents, restricted cash, marketable securities, and interest rate swap agreements approximates their fair value. The fair value of the Company's floating-rate long-term debt was estimated to be the par value of the debt due to the variable interest rate nature of the instruments.

Note 10. Segment Information

The Company operates within its targeted markets through two reportable segments, those being related to products sold into the consumer and aviation markets. Both of the Company's reportable segments offer products through the Company's network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. The Company's consumer segment includes portable global positioning system (GPS) receivers and accessories for marine, recreation, land, and automotive use sold primarily to retail outlets. These products are produced primarily by the Company's subsidiary in Taiwan. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to aviation dealers and certain aircraft manufacturers.

The Company's Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other non-operating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The identifiable assets associated with each reportable segment reviewed by the CODM include accounts receivable and inventories. The Company does not report property and equipment, intangible assets, depreciation and amortization, or capital expenditures by segment to the CODM.

Revenues, interest income and interest expense, income before income taxes, and identifiable assets for each of the Company's reportable segments are presented below:

	Year Ended December 27, 2003		
	Consumer	Aviation	Total
Net sales to external customers	**$452,437**	**$120,552**	**$572,989**
Allocated interest income	**5,901**	**1,572**	**7,473**
Allocated interest expense	**422**	**112**	**534**
Income before income taxes	**182,701**	**43,242**	**225,943**
Assets:			
Accounts receivable	**65,315**	**17,403**	**82,718**
Inventory	**76,429**	**20,365**	**96,794**

	Year Ended December 28, 2002		
	Consumer	Aviation	Total
Net sales to external customers	$350,674	$114,470	$465,144
Allocated interest income	4,875	1,591	6,466
Allocated interest expense	1,002	327	1,329
Income before income taxes	134,859	47,875	182,734
Assets:			
Accounts receivable	43,942	14,336	58,278
Inventory	43,360	14,147	57,507

	Year Ended December 29, 2001		
	Consumer	Aviation	Total
Net sales to external customers	$263,358	$105,761	$369,119
Allocated interest income	7,960	3,204	11,164
Allocated interest expense	1,550	624	2,174
Income before income taxes	102,511	49,524	152,035
Assets:			
Accounts receivable	34,222	13,776	47,998
Inventory	43,587	17,545	61,132

Net sales, long-lived assets (property and equipment), and net assets by geographic area are as follows as of and for the years ended December 27, 2003, December 27, 2002, and December 29, 2001:

	North America	Asia	Europe	Total
December 28, 2002				
Net sales to external customers	**$414,580**	**$22,673**	**$103,056**	**$465,144**
Long-lived assets	**71,817**	**32,475**	**492**	**104,784**
Net assets	**284,902**	**437,152**	**27,636**	**749,690**
December 29, 2001				
Net sales to external customers	$339,415	$22,673	$103,056	$465,144
Long-lived assets	43,599	30,374	467	74,440
Net assets	232,430	385,255	21,814	602,499
December 30, 2000				
Net sales to external customers	$275,630	$15,039	$78,450	$369,119
Long-lived assets	40,183	29,321	582	70,086
Net assets	209,499	228,270	16,200	453,969

No single customer accounted for 10% or more of the Company's consolidated net sales in any period. Accounts receivable from one customer were approximately $7,891 as of December 27, 2003 representing 9.5% of total accounts receivable.

Note 11. Stock Compensation Plans

The various Company stock compensation plans are summarized below:

2000 Equity Incentive Plan

In October 2000, the stockholders adopted an equity incentive plan (the Plan) providing for grants of incentive and nonqualified stock options and "other" stock compensation awards to employees of the Company and its subsidiaries, pursuant to which up to 3,500,000 shares of common stock are available for issuance. The stock options generally vest over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. Option activity under the Plan during 2003, 2002 and 2001 is summarized below. There have been no "other" stock compensation awards granted under the Plan.

2000 Non-employee Directors' Option Plan

Also in October 2000, the stockholders adopted a stock option plan for non-employee directors (the Directors Plan) providing for grants of options for up to 50,000 common shares of the Company's stock. The term of each award is ten years. All awards vest evenly over a three-year period. During 2003, 2002 and 2001, options to purchase 3,648, 5,058 and 5,325 shares were granted under this plan.

A summary of the Company's stock option activity and related information under the 2000 Equity Incentive Plan and the 2000 Non-employee Directors' Option Plan for the years ended December 27, 2003, December 28, 2002 and December 29, 2001 is provided below:

	Weighted-Average Exercise Price	Number of Shares
		(In Thousands)
Outstanding at December 30, 2000	$14.00	1,176
Granted	19.96	374
Exercised	14.00	(5)
Canceled	14.00	(10)
Outstanding at December 29, 2001	15.45	1,535
Granted	29.61	453
Exercised	14.15	(74)
Canceled	16.58	(40)
Outstanding at December 28, 2002	18.90	1,874
Granted	**54.30**	**581**
Exercised	**14.91**	**(176)**
Canceled	**18.19**	**(22)**
Outstanding at December 27, 2003	**28.42**	**2,257**

	Dece mber 27, 2003	December 28, 2002	December 29, 2001
Weighted-average fair value of options granted during the year	$22.01	$11.42	$12.28

Exercise Price	Stock Options as of December 27,2003 Options Outstanding	Remaining Life (years)	Options Exercisable
$14-$24	$1,241	7.23	568
25-34	436	9.00	87
35-44	6	9.45	--
44-55	574	9.9	--
	2,257	8.28	655

The weighted-average remaining contract life for options outstanding at December 27, 2003 is 8.28 years.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. SFAS No. 123 requires the pro forma information be determined as if the Company has accounted for its employee stock options under the fair value method of that statement. As described below, the fair value accounting provided under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002, and 2001: risk-free interest rate of 4.25%, 1.67%, and 5.11%, respectively; dividend yield of 1.0% for 2003 and no dividend yield for 2002 and 2001; volatility factor of the expected market price of the Company's common stock of 0.3927, 0.3395, and 0.591, respectively; and a weighted-average expected life of the option of six years in 2003 and seven years in 2002 and 2001.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Employee Stock Purchase Plan

The stockholders also adopted an employee stock purchase plan (ESPP). Up to 1,000,000 shares of common stock have been reserved for the ESPP. Shares will be offered to employees at a price equal to the lesser of 85% of the fair market value of the stock on the date of purchase or 85% of the fair market value on the enrollment date. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2003, 2002 and 2001, 70,857, 70,035 and 123,007 shares were purchased under the plan for a total purchase price of $1,805, $1,265 and $1,464, respectively. At December 27, 2003, approximately 736,000 shares are available for future issuance.

The following table sets forth the computation of basic and diluted net income per share:

Note 12. Earnings Per Share

	Year Ended		
	December 27, 2004	December 28, 2002	December 30, 2000
Numerator (in thousands):			
Numerator for basic and diluted net income per share – net income	$178,634	$142,797	$113,448
Denominator (in thousands):			
Denominator for basic net income per share – weighted-average common shares	108,011	107,774	108,097
Effect of dilutive securities – employee stock options (Note 11)	891	427	350
Denominator for diluted net income per share – adjusted weighted-average common shares	108,902	108,201	108,447
Basic net income per share	$1.65	$1.32	$1.05
Diluted net income per share	$1.64	$1.32	$1.05

Options to purchase 48 shares of common stock at $54.54 per share were outstanding during 2003 and 472 shares of common stock at prices ranging from $21.67 to $29.79 per share were outstanding during 2002 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note 13. Share Repurchase Program

On September 24, 2001, the Board of Directors authorized the Company to repurchase up to 5,000,000 shares of the Company's common stock through December 31, 2002. Through December 28, 2002, the Company had purchased 595,200 shares at $9,834. The share repurchase authorization expired on December 31, 2002.

Note 14. Shareholder Rights Plan

On October 24, 2001, Garmin's Board of Directors adopted a shareholder rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one preferred share purchase right on each outstanding common share of Garmin to shareholders of record as of November 1, 2001. The rights trade together with Garmin's common shares. The rights generally will become exercisable if a person or group acquires or announces an intention to acquire 15% or more of Garmin's outstanding common shares. Each right (other than those held by the new 15% shareholder) will then be exercisable to purchase preferred shares of Garmin (or in certain instances other securities of Garmin) having at that time a market value equal to two times the then current exercise price. Garmin's Board of Directors may redeem the rights at $0.002 per right at any time before the rights become exercisable. The rights expire on October 31, 2011.

Note 15. Selected Quarterly Information (Unaudited)

	Fiscal Year Ended December 27, 2003			
	Quarter Ended			
	March 29	June 28	September 27	December 27
Net sales	**$123,788**	**$143,495**	**$135,562**	**$170,144**
Gross profit	**74,655**	**83,657**	**76,709**	**95,520**
Net income	**41,494**	**47,246**	**35,308**	**54,586**
Net income per share	**0.38**	**0.43**	**0.33**	**0.51**

	Fiscal Year Ended December 28, 2002			
	Quarter Ended			
	March 30	June 29	September 28	December 28
Net sales	$100,856	$122,838	$107,756	$133,694
Gross profit	54,492	67,662	59,051	73,851
Net income	26,761	32,146	38,428	45,462
Net income per share	0.25	0.30	0.36	0.41

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included. These results are not necessarily indicative of future quarterly results.

Note 16. Garmin AT Acquisition

On August 22, 2003, GII acquired all of the outstanding capital stock of UPS Aviation Technologies, Inc. for $38 million in cash. UPS Aviation Technologies, headquartered in Salem, Oregon, designs and manufactures multiple lines of communications, navigation and surveillance products for general aviation and air transport customers.

The purchase price of the UPS Aviation Technologies acquisition was allocated to the estimated fair values of assets acquired and liabilities assumed based on management's estimates and third-party appraisals. The excess purchase price over the fair value of the net assets acquired was allocated to deductible goodwill in the amount of $11.4 million. UPS Aviation Technologies, Inc. was subsequently renamed Garmin AT, Inc. by the Company. The results of Garmin AT, Inc. are included in the financial statements for the period from August 22, 2003 to December 27, 2003.

The following table summarizes the purchase price allocation and the useful life of intangibles for the aforementioned acquisition:

	Amount	Intangibles Useful Life (years)
Working Capitol	$8,562	–
Fixed assets	7,092	–
Intangibles		
Technology/Patents	4,151	8
Tradenames	824	3
Non-Competition Agreements	2,122	4
Consumer Contracts	292	3
Customer Relationships	3,344	10
Order Backlogs	372	3
Goodwill	11,418	
Purchase price paid, net of cash acquired	38,177	

The following table is prepared on a pro forma basis for the 13-week and 52-week periods ended December 27, 2003 and December 28, 2002 as though the business had been acquired as of the beginning of the period presented, after including the estimated impact of certain adjustments such as amortization of intangibles (unaudited):

	13 Weeks Ended		52 Weeks Ended	
	December 27, 2003	December 28, 2002	December 27, 2003	December 28, 2002
Net sales to external customers	$170,144	$138,790	$591,050	$486,029
Net income after income taxes	54,586	44,768	178,524	139,265
Basic net income per share	0.51	0.42	1.65	1.29
Diluted net income per share	0.50	0.41	1.64	1.29

The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

Note 17. Warranty Reserves

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company's estimate of costs to service its warranty obligations are based on historical experience and expectation of future conditions and are recorded as a liability on the balance sheet. The following reconciliation provides an illustration of changes in the aggregate warranty reserve:

	Fiscal Year Ended	
	December 27, 2003	December 28, 2002
Balance Beginning of period	$5,949	$4,777
Accrual for products sold during the period	4,429	8,520
Expenditures	(1,979)	(7.384)
Balance end of period	8,399	5,949

BOARD OF DIRECTORS

Gene M. Betts (1) (2) (3)
Senior Vice President and Treasurer
Sprint Corporation

Gary L. Burrell
Co-Chairman
Garmin Ltd.

Donald H. Eller (1) (2) (3)
Private Investor

Min H. Kao
Co-Chairman and Chief Executive Officer
Garmin Ltd.

Thomas A. McDonnell (1) (2) (3)
President and Chief Executive Officer
DST Systems, Inc.

(1) Audit Committee
(2) Nominating Committee
(3) Compensation Committee

EXECUTIVE OFFICERS

Min H. Kao
Co-Chairman and Chief Executive Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
General Counsel and Secretary

Clifton A. Pemble
Director of Engineering
Garmin International, Inc.

Gary V. Kelley
Director of Marketing
Garmin International, Inc.

INVESTOR RELATIONS

Polly M. Schwerdt
Manager-Investor Relations

Security analysts, investment professionals and shareholders can find investor relations information on the Company's Web site at **www.garmin.com/stock.**

TRANSFER AGENT

UMB Bank, NA
PO Box 410064
Kansas City, MO 64141-0064

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP

MARKET INFORMATION

The Common Shares of the Company are traded on the Nasdaq National Market under the symbol **GRMN.**

OFFICES

Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
Grand Cayman, Cayman Islands

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas 66062, U.S.A.

Garmin Corporation
No. 68, Jangshu 2nd Rd.
Shijr, Taipei County, Taiwan

Garmin (Europe) Ltd.
Unit 5, The Quadrangle
Abbey Park Industrial Estate
Romsey, SO51 9DL, U.K.

www.garmin.com

GARMIN®

Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
Grand Cayman, Cayman Islands
(345) 946-5203

www.garmin.com

190-00096-01